UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Straw Hut Media LLC

Legal status of issuer

    Form
    Limited Liability Company

    Jurisdiction of Incorporation/Organization
    California

    Date of organization
    November 27, 2017

Physical address of issuer
201 N. Brand Blvd., Los Angeles, CA 91203

Website of issuer
www.strawhutmedia.com

Name of intermediary through which the Offering will be conducted
MicroVenture Marketplace Inc.

CIK number of intermediary
0001478147

SEC file number of intermediary
008-68458

CRD number, if applicable, of intermediary
152513

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
The issuer shall pay to the intermediary at the conclusion of the Offering a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and paid upon disbursement of funds from escrow at the time of closing.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The intermediary will receive a number of Crowd Notes of the issuer that is equal to two percent (2%) of the total number of Crowd Notes sold by the issuer in the Offering.

Name of qualified third party "Escrow Agent" which the Offering will utilize
Evolve Bank & Trust

Type of security offered
Crowd Note

Target number of Securities to be offered
50,000

Price (or method for determining price)
$1.00

Target offering amount
$50,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: at the Company's discretion

Maximum offering amount (if different from target offering amount)
$500,000.00

Deadline to reach the target offering amount
August 15, 2022

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
2

	Most recent fiscal year-end (December 31, 2021)	**Prior fiscal year-end (December 31, 2020)**
Total Assets	$29,115	$45,382
Cash & Cash Equivalents	$13,801	$9,496
Accounts Receivable	$9,958	$10,553
Short-term Debt	$35,119	$3,587
Long-term Debt	$96,594	$74,993
Revenues/Sales	$224,916	$198,763
Cost of Goods Sold	$0	$0
Taxes Paid	$2,124	$2,800
Net Income (Loss)	-$72,174	-$43,304

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, U.S. Virgin Islands, Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

August 4, 2022

FORM C/A

Up to $500,000.00

Straw Hut Media LLC



Explanatory Note

Straw Hut Media LLC, (the "Company," as well as references to "we," "us," or "our") is filing an amendment to its Form C, which was initially filed with the Securities and Exchange Commission on May 10, 2022, to include a Webinar Transcript attached hereto as Exhibit F and to update the Company's financial information within the Company Summary.

Crowd Note

This Form C/A (including the cover page and all exhibits attached hereto, the "Form C/A") is being furnished by Straw Hut Media LLC, a California Limited Liability Company, to prospective investors for the sole purpose of providing certain information about a potential investment in Crowd Note of the Company (the "Securities"). Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $50,000.00 and up to $500,000.00 from Investors in the offering of Securities described in this Form C/A (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior to sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through MicroVenture Marketplace Inc. (the "Intermediary"). At the conclusion of the Offering, the Issuer shall pay to the Intermediary a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and paid upon distribution of funds from escrow at the time of closing. The Intermediary will be entitled to receive a number of Crowd Notes of the issuer that is equal to two percent (2%) of the total number of Crowd Notes sold by the Issuer in the Offering.

	Price to Investors	Service Fees and Commissions [1][2]	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$5.00	$95.00
Aggregate Minimum Offering Amount	$50,000.00	$2,500.00	$47,500.00
Aggregate Maximum Offering Amount	$500,000.00	$25,000.00	$475,000.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.
(2)   The issuer will owe five percent (5%) of the amount raised in the Offering to the intermediary at the conclusion of the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C/A for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.strawhutmedia.com no later than 120 days after the end of the Company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to

or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C/A is August 4, 2022.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A/A; and
6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C/A DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY, AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C/A, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

EVOLVE BANK & TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN

INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C/A and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C/A or any documents incorporated by reference herein or therein speaks only as of the date of this Form C/A. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at: www.strawhutmedia.com

1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C/A

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide you with information different from that contained in this Form C/A. We are offering to sell, and seeking offers to buy, the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C/A is accurate only as of the date of this Form C/A, regardless of the time of delivery of this Form C/A or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C/A does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or other materials supplied herewith. The delivery of this Form C/A at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C/A. This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C/A and the Exhibits hereto. Each prospective Investor is urged to read this Form C/A and the Exhibits hereto in their entirety.

Straw Hut Media LLC (the "Company") is a California Limited Liability Company, formed on November 27, 2017.

The Company is located at 201 N. Brand Blvd., Ste 200, Los Angeles, CA 91203.

The Company's website is www.strawhutmedia.com.

The information available on or through our website is not a part of this Form C/A. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C/A.

The Business

Straw Hut Media is a Podcast Network with offices in Los Angeles and established in 2017. The Company operates a Podcast Network and content creation lab using the latest technology to provide our services. The Company believes in freedom of expression and the power of communication, which is why we aim to make podcasting accessible to as many interesting, funny, and relatable people as possible.

Exhibit B to this Form C/A contains a detailed description of the Company's business and the industry within which it operates. Such description is incorporated herein by reference. Purchasers are encouraged to carefully review **Exhibit B** to this Form C/A.

The Offering

Minimum amount of Crowd Notes being offered	$50,000 Principal Amount
Total Crowd Notes outstanding after Offering (if minimum amount reached)	$50,000 Principal Amount
Maximum amount of Crowd Notes	$500,000 Principal Amount
Total Crowd Notes outstanding after Offering (if maximum amount reached)	$500,000 Principal Amount
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	August 15, 2022
Use of proceeds	See the description of the use of proceeds on page 26 hereof.
Voting Rights	See the description of the voting rights on page 35 hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

The development and commercialization of our services are highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved podcasts and podcast services and thus may be better equipped than us to develop and commercialize podcasts. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our podcasts will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.
In certain instances, we rely on single or limited-service providers and outsourcing vendors around the world because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services.
We obtain these materials from a limited number of vendors, some of which do not have a long operating history, or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Ryan Tillotson and Tyler Nielsen who are CEO and COO of the Company, respectively. The Company has or intends to enter into employment agreements with Ryan Tillotson and Tyler Nielsen although there can be no assurance that it will

do so or that they will continue to be employed by the Company for a particular period of time. The loss of Ryan Tillotson and Tyler Nielsen or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Ryan Tillotson and Tyler Nielsen in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Ryan Tillotson and Tyler Nielsen die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We have not prepared any audited financial statements.

Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.

The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

We face risks relating to public health conditions such as the COVID-19 pandemic, which could adversely affect the Company's customers, business, and results of operations.

Our business and prospects could be materially adversely affected by the COVID-19 pandemic or recurrences of that or any other such disease in the future. Material adverse effects from COVID-19 and similar occurrences could result in numerous known and currently unknown ways including from quarantines and lockdowns which impair the Company's business including: marketing and sales efforts. We saw a drop in advertisers from March 2020-Dec 2020, and if we are to lock down again we suspect similar results. If the Company purchases materials from suppliers in affected areas, the Company may not be able to procure such products in a timely manner. The effects of a pandemic can place travel restrictions on key personnel which could have a material impact on the business. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for the Company's products and impair the Company's business prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

Changes in government regulation could adversely impact our business.
The podcast industry is subject to extensive legislation and regulation at the federal and local levels and, in some instances, at the state level. Additionally, our shows are also subject to regulation, and additional regulation is under consideration. Many aspects of such regulation are currently the subject of judicial and administrative proceedings, legislative and administrative proposals, and lobbying efforts by us and our competitors. Legislation under consideration could entirely rewrite our principal regulatory statute, and the FCC, FTC, and/or Congress may attempt to change the classification of or change the way that our podcasts are regulated and/or change the framework under which broadcast signals are carried, remove the copyright compulsory license and changing rights and obligations of our competitors. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

Net neutrality could have an adverse impact on our business and results of operations.
On February 26, 2015, the United States Federal Communications Commission (FCC) ruled in favor of net neutrality by reclassifying Internet broadband access as a telecommunications service and thus applying Title II of the Communications Act of 1934 to Internet service providers. On June 11, 2018, the FCC's Restoring Internet Freedom Order took effect, effectively repealing the 2015 net neutrality ruling. The Biden Administration's July 2021 Executive Order on Promoting Competition in the American Economy encouraged the FCC to restore net neutrality. This year, the FCC is expected to revisit both the 2015 rules that prohibit broadband providers from blocking and throttling traffic and the reestablishment of its authority over broadband.

Net neutrality could hurt the Company's ability to reach a wide audience through the streaming platforms to which it intends to distribute its products, which could adversely affect our business and results of operations.

We may not be able to adapt to new content distribution platforms and to changes in consumer behavior resulting from these new technologies.
We must successfully adapt to technological advances in our industry, including the emergence of alternative distribution platforms. Our ability to exploit new distribution platforms and viewing technologies will affect our ability to maintain or grow our business and may increase our capital expenditures. Additionally, we must adapt to changing consumer behavior driven by advances such as DVRs, video-on-demand, online based content delivery, Blu-ray™ players, game consoles and mobile devices. Such changes may impact the revenue we are able to generate from our traditional distribution methods by decreasing the viewership of our networks on cable and other MVPD systems. If we fail to adapt our distribution methods and content to emerging technologies, our appeal to our targeted audiences might decline and there would be a materially adverse effect on our business and results of operations.

New technologies may make our products and services obsolete or unneeded.
New and emerging technological advances, such as mobile computing devices that allow consumers to obtain information and view content may adversely impact or eliminate the demand

for our products and services. The increasing availability of content on such devices, the improved video quality of the content on such devices and faster wireless delivery speeds may make individuals less likely to purchase our services. Our success can depend on new product development. The entertainment and communications industry is ever-changing as new technologies are introduced. Advances in technology, such as new video formats, downloading or alternative methods of product delivery and distribution channels, such as the Internet, or certain changes in consumer behavior driven by these or other technologies and methods of delivery, could have a negative effect on our business. These changes could lower cost barriers for our competitors desiring to enter into, or expand their presence in, the interactive services business. Increased competition may adversely affect our business and results of operations.

We face intense competition from other media and entertainment companies, many of whom have significantly greater resources than do we.
Many of our existing competitors have greater financial, personnel, artistic and capacity resources than we do and, as a result, these competitors may be in a stronger position to respond quickly to market opportunities, new or emerging trends and changes in client requirements.

We face risks relating to competition for the leisure time and discretionary spending of audiences, which has intensified in part due to advances in technology and changes in consumer expectations and behavior.
Our business is subject to risks relating to increasing competition for the leisure time and discretionary spending of consumers. We compete with all other sources of entertainment and information delivery. Technological advancements, such as new video formats and Internet streaming and downloading of programming that can be viewed on televisions, computers and mobile devices have increased the number of entertainment and information delivery choices available to consumers and intensified the challenges posed by audience fragmentation. The increasing number of choices available to audiences, including low-cost or free choices, could negatively impact not only consumer demand for our products and services, but also advertisers' willingness to purchase advertising from us. Our failure to effectively anticipate or adapt to new technologies and changes in consumer expectations and behavior could significantly adversely affect our competitive position and its business and results of operations.

We rely on various intellectual property rights, including trademarks in order to operate our business.
Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants, and other parties to protect, in part, our content and other proprietary rights. There can be no assurance that these agreements will adequately protect our content and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent content and/or other proprietary information, or that third parties will not otherwise gain access to our content or other proprietary rights

Piracy of the Company's content may decrease the revenues received from the sale of our content and adversely affect our businesses.

The piracy of our content, products and other intellectual property poses significant challenges for us. Technological developments, such as the proliferation of cloud-based storage and streaming, increased broadband Internet speed and penetration and increased speed of mobile data transmission have made it easier to create, transmit, distribute and store high quality unauthorized copies of content in unprotected digital formats, which has in turn encouraged the creation of highly scalable businesses that facilitate, and in many instances financially benefit from, such piracy. Piracy is particularly prevalent in many parts of the world that lack effective copyright and technical legal protections or enforcement measures, and illegitimate operators based in these parts of the world can attract viewers from anywhere in the world. The proliferation of unauthorized copies and piracy of the Company's content, products and intellectual property or the products it licenses from others could result in a reduction of the revenues that the Company receives from the legitimate sale, licensing and distribution of its content and products. The Company devotes substantial resources to protecting its content, products and intellectual property, but there can be no assurance that the Company's efforts to enforce its rights and combat piracy will be successful.

Our success depends on consumer acceptance of our content and we may be adversely affected if our content fails to achieve sufficient consumer acceptance or the costs to create or acquire content increase.

We create and acquire media and entertainment content, the success of which depends substantially on consumer tastes and preferences that change in often unpredictable ways. The success of these businesses depends on our ability to consistently create, acquire, market and distribute weekly audio and video podcasts and other content that meet the changing preferences of the broad domestic and international consumer market. We have invested, and will continue to invest, substantial amounts in our content, including in the production of original content, before learning the extent to which it would earn consumer acceptance.

We also obtain a significant portion of our content from third parties, such as video and audio databases and other suppliers. Competition for popular content is intense, and we may have to increase the price we are willing to pay or be outbid by our competitors for popular content. Entering into or renewing contracts for such programming rights or acquiring additional rights may result in significantly increased costs. There can be no assurance that revenue from these contracts will exceed our cost for the rights, as well as the other costs of producing and distributing the content. If our content does not achieve sufficient consumer acceptance, or if we cannot obtain or retain rights to popular content on acceptable terms, or at all, our businesses may be adversely affected.

Our business could be adversely affected if there is a decline in advertising spending.

A decline in the economic prospects of advertisers or the economy in general could cause current or prospective advertisers to spend less on advertising or spend their advertising dollars in other media. Advertising expenditures also could be negatively affected by (i) increasing audience fragmentation caused by increased availability of alternative forms of leisure and entertainment activities; (ii) the increased use of digital video recorders to skip advertisements; (iii) pressure from public interest groups to reduce or eliminate advertising of certain products; (iv) new laws and regulations that prohibit or restrict certain types of advertisements; and (v) natural disasters, extreme weather, acts of terrorism, political uncertainty or hostilities, because there may be uninterrupted news coverage of such events that disrupts regular ad placement. In addition, advertisers' willingness to purchase advertising time from the Company may be adversely affected by a decline in listeners and audience ratings for our content. Finally, if the television ratings system is not changed so that it captures the viewership of programming through digital video recorders, VOD and mobile devices, advertisers may not be willing to pay advertising rates based on the increasing viewership that occurs after the initial airing of a program and on digital platforms.

We derive substantial revenues from the sale of advertising, and a decrease in overall advertising expenditures could lead to a reduction in the amount of advertising that companies are willing to purchase and the price at which they purchase it.

Expenditures by advertisers tend to be cyclical and have become less predictable in recent years, reflecting domestic and global economic conditions. If the economic prospects of advertisers or current economic conditions worsen, such conditions could alter current or prospective advertisers' spending priorities. In particular, advertisers in certain industries that are more susceptible to weakness in domestic and global economic conditions, such as beauty, fashion and retail and food, account for a significant portion of our advertising revenues, and weakness in these industries could have a disproportionate negative impact on our advertising revenues. Declines in consumer spending on advertisers' products due to weak economic conditions could also indirectly negatively impact our advertising revenues, as advertisers may not perceive as much value from advertising if consumers are purchasing fewer of their products or services. As a result, our advertising revenues are less predictable.

Fluctuations in the mix of customer demand for our various types of solution offerings could impact our financial performance and ability to forecast performance.

Due to fluctuations in customer needs, changes in customer industries, and general economic conditions, customer demand for the range of our offerings varies from time to time and is not predictable. We could potentially make a show that is not profitable and cannot find advertisers for it and in turn we would need to drop it. In addition, our gross margins vary by customer and by segment and the mix of services provided to our customers could impact our results of operations as certain of our customers and segments have different gross margin profiles. Generally, the profitability of an account increases over time. As a result, the mix of solutions we provide to our customers varies at any given time, both within a quarter and from quarter-to-quarter. These variations in service mix impact gross margins and the predictability of gross margins for any period. You should not rely on the results of any one quarter as an indication of our future performance.

Our operating results may fluctuate due to factors that are difficult to forecast and not within our control.

Our past operating results may not be accurate indicators of future performance, and you should not rely on such results to predict our future performance. Our operating results have fluctuated significantly in the past and could fluctuate in the future. Factors that may contribute to fluctuations include:

* changes in aggregate capital spending, cyclicality and other economic conditions, or domestic and international demand in the industries we serve;

* our ability to effectively manage our working capital;

* our ability to satisfy consumer demands in a timely and cost-effective manner;

* pricing and availability of labor and materials;

* our inability to adjust certain fixed costs and expenses for changes in demand;

* shifts in geographic concentration of customers, supplies and labor pools; and

* seasonal fluctuations in demand and our revenue.

If we fail to attract and retain enough sufficiently trained customer service associates and other personnel to support our operations, our business and results of operations will be seriously harmed.

We rely on customer service associates, and our success depends to a significant extent on our ability to attract, hire, train and retain qualified customer service associates. Companies in our industry, including us, experience high employee attrition. Our attrition rate for our customer service associates who remained with us following a 90-day training and orientation period was on average approximately 5% per month. A significant increase in the attrition rate among our customer service associates could decrease our operating efficiency and productivity. Our failure to attract, train and retain customer service associates with the qualifications necessary to fulfill the needs of our existing and future clients would seriously harm our business and results of operations.

Our ability to sell our products and services is dependent on the quality of our technical support services, and our failure to offer high quality technical support services would have a material adverse effect on our sales and results of operations.

Once our products are deployed within our end-customers' operations, end-customers depend on our technical support services to resolve any issues relating to these products. If we do not effectively assist our customers in deploying these products, succeed in helping our customers quickly resolve post-deployment issues, and provide effective ongoing support, our ability to sell additional products and services to existing customers would be adversely affected and our reputation with potential customers could be damaged. As a result, our failure to maintain high quality support services would have an adverse effect on our business and results of operations.

We may be adversely affected by cyclicality, volatility or an extended downturn in the United States or worldwide economy, or in or related to the industries we serve.

Our revenues are generated primarily from servicing customers seeking to hire qualified professionals in the entertainment industry. Demand for these professionals tends to be tied to economic and business cycles. Increases in the unemployment rate, specifically in the entertainment and marketing industry and other vertical industries we serve, cyclicality or an extended downturn in the economy could cause our revenues to decline. Therefore, our operating results, business and financial condition could be significantly harmed by an extended economic downturn or future downturns, especially in regions or industries where our operations are heavily concentrated. Further, we may face increased pricing pressures during such periods as customers seek to use lower cost or fee services, which may adversely affect our financial condition and results of operations.

We are subject to rapid technological change and dependence on new product development.

Our industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, we must continually improve and enhance our products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Our success will also depend substantially upon our ability to anticipate, and to adapt our products and services to our collaborative partner's preferences. There can be no assurance that technological developments will not render some of our products and services obsolete, or that we will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on our business and results of operations. Also, to the extent one or more of our competitors introduces products and services that better address a customer's needs, our business would be adversely affected.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations.
We may face pricing pressure in obtaining and retaining our clients. Our clients may be able to seek price reductions from us when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. They may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than we had anticipated based on our previous agreement with that client. This reduction in revenue could result in an adverse effect on our business and results of operations.

Further, failure to renew client contracts on favorable terms could have an adverse effect on our business. Our contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If we are not successful in achieving a high rate of contract renewals on favorable terms, our business and results of operations could be adversely affected.

We derive significant revenue and profit from commercial contracts awarded through competitive bidding processes, including renewals, which can impose substantial costs on us.
Many of these contracts are extremely complex and require the investment of significant resources in order to prepare accurate bids and proposals. Competitive bidding imposes substantial costs and presents a number of risks, including: (i) the substantial cost and managerial time and effort that we spend to prepare bids and proposals for contracts that may or may not be awarded to us; (ii) the need to estimate accurately the resources and costs that will be required to implement and service any contracts we are awarded, sometimes in advance of the final determination of their full scope and design; (iii) the expense and delay that may arise if our competitors protest or challenge awards made to us pursuant to competitive bidding, and the risk that such protests or challenges could result in the requirement to resubmit bids, and in the termination, reduction, or modification of the awarded contracts; and (iv) the opportunity cost of not bidding on and winning other contracts we might otherwise pursue. Adverse events or developments in any of these bidding risks and uncertainties could materially and negatively impact our business and results of operations.

We may rely on subcontractors and partners to provide customers with a single-source solution or we may serve as a subcontractor to a third party prime contractor.
From time to time, we may engage subcontractors, teaming partners or other third parties to provide our customers with a single-source solution for a broader range of service needs. Similarly, we are and may in the future be engaged as a subcontractor to a third-party prime contractor. Subcontracting arrangements pose unique risks to us because we do not have control over the customer relationship, and our ability to generate revenue under the subcontract is dependent on the prime contractor, its performance and relationship with the customer and its relationship with us. While we believe that we perform appropriate due diligence on our prime contractors, subcontractors and teaming partners and that we take adequate measures to ensure that they comply

with the appropriate laws and regulations, we cannot guarantee that those parties will comply with the terms set forth in their agreements with us (or in the case of a prime contractor, their agreement with the customer), or that they will be reasonable in construing their contractual rights and obligations, always act appropriately in dealing with us or customers, provide adequate service, or remain in compliance with the relevant laws, rules or regulations. We may have disputes with our prime contractors, subcontractors, teaming partners or other third parties arising from the quality and timeliness of work being performed, customer concerns, contractual interpretations or other matters. We may be exposed to liability if we lose or terminate a subcontractor or teaming partner due to a dispute, and subsequently have difficulty engaging an appropriate replacement or otherwise performing their functions in-house, such that we fail to fulfill our contractual obligations to our customer. In the event a prime contract, under which we serve as a subcontractor, is terminated, whether for non-performance by the prime contractor or otherwise, then our subcontract will similarly terminate, and we could face contractual liability and the resulting contract loss could adversely affect our business and results of operations.

Our business and financial condition may be impacted by military actions, global terrorism, natural disasters and political unrest.
Hurricanes or other unanticipated catastrophes, both in the U.S. and globally, could disrupt our operations and negatively impact our business as well as disrupt our clients' businesses, which may result in a further adverse impact on our business. As a result, significant disruptions caused by such events could materially and adversely affect our business and financial condition.

Risks Related to the Securities

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C/A and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

The Crowd Note will not be freely tradable until one year from the initial purchase date. Although the Crowd Note may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Note. Because the Crowd Note have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Note have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd Note may also adversely affect the price that you might be able to obtain for the Crowd Note in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each

Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 100% of the Company. Subject to any fiduciary duties owed to our other owners or investors under California law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

There is no present market for the Securities, and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

The Company has the right to extend the Offering deadline. The Company has the right to end the Offering early.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering, if you choose to reconfirm your investment, your investment will simply be held until such time as the new Offering deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. The Company may also end the Offering early; if the Offering reaches its target Offering amount after 30-calendar days but before the deadline, the Company can end the Offering with five business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

Upon conversion of the Crowd Notes, Purchasers who are not "Major Investors" will grant a proxy to vote their underlying securities to the Intermediary or its affiliate, and, thus, will not have the right to vote on any matters coming before the shareholders of the Company for a vote. By granting this proxy you are giving up your right to vote on important matters, including significant corporate actions like mergers, amendments to our certificate of incorporation, a liquidation of our company and the election of our directors.
Upon conversion of the Crowd Notes and by virtue of a provision contained in the Crowd Notes, if you are not a Major Investor, that is, an investor who has purchased at least $25,000 in principal

amount of the Crowd Notes, you will grant a proxy to the intermediary or its affiliate to vote the underlying securities that you will acquire upon conversion on all matters coming before the shareholders for a vote. The intermediary does not have any fiduciary duty to you to vote shares in a manner that is in your best interests. Accordingly, the intermediary may vote its proxy in a manner that may not be in the best interests of you as a security holder. For example, the intermediary may vote the proxy in favor of an amendment to our charter that adversely affects the rights of the holders of your class of securities in order to allow for a new investment to occur where the new investor requires senior rights.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. With respect to Purchasers who invest less than $25,000 in the Securities, the Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and such Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may such Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

You will not have a vote or influence on the management of the Company.
All decisions with respect to the management of the Company will be made exclusively by the officers, directors, managers or employees of the Company. You, as a Purchaser of Crowd Notes, will have no ability to vote on issues of Company management and will not have the right or power to take part in the management of the company and will not be represented on the board of directors or managers of the Company. Accordingly, no person should purchase a Security unless he or she is willing to entrust all aspects of management to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or, with respect to those Purchasers who invest less than $25,000, elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Affiliates of the Company, including officers, directors and existing shareholders of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the Minimum Amount.
There is no restriction on affiliates of the Company, including its officers, directors and existing shareholders, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company and its prospects to make an investment of at least the Minimum Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C/A AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

Straw Hut Media ("Straw Hut") is a Podcast Network with offices in Los Angeles and established in 2017 The Company operates a Podcast Network and content creation lab using the latest technology to provide our services. The Company believes in freedom of expression and the power of communication, which is why we aim to make podcasting accessible to as many interesting, funny, and relatable people as possible.

Business Plan

Founded in 2017, Straw Hut is a podcast network with offices in Los Angeles. The Company operates its network and content creation lab using the latest technology to provide our services. Straw Hut believes in freedom of expression and the power of communication, which is why it aims to make podcasting accessible to as many interesting, funny, and relatable people as possible.

Straw Hut supports anyone ranging from individuals, small teams, to even businesses. The team at Straw Hut assists the hosts in the entire process of creating a podcast, from drafting the concept, creating and producing assets, and managing advertising, sponsorships, and brand integration. The production company caters to anything that the brand needs.

Moreover, the company utilizes the experience and resourcefulness of co-founders Ryan Tillotson and Tyler Nielsen to facilitate the highest quality products within established production budgets. Straw Hut Media intends to distinguish itself from other audio and video production and podcast companies through its marketing and promotional plan. Straw Hut believes its intense, calculated, and relentless approach to promotional campaigns will continue to drive listeners to sponsored weekly shows, weekly-produced episodes, weekly social content, branding guidelines, and so on.

Straw Hut primarily generates revenue by charging podcast host(s) for its production and distribution services and charging third parties for advertisement space on its podcasts.

- Services: Straw Hut has three service packages that podcast host(s) can choose from.

- **Cut and Host ($2,450/ month):** Straw Hut receives 30 minutes to 1 hour of raw audio files weekly and delivers artwork/branding, editing, music, hosting services, weekly distribution, monthly analytics, and weekly social asset statistics.
- **Podcast Perfection ($4,450/ month):** Straw Hut records, edits, and hosts a 30 minute to 1-hour weekly podcast, engineers and mixes the audio, creates artwork/branding, music, weekly distribution, monthly analytics, and weekly social asset statistics.
- **We See You ($7,450/ month):** Straw Hut records, edits, and hosts a 30 minute to 1-hour weekly podcast with an accompanying video at 1080p, engineers and mixes the audio, creates artwork/branding, music, weekly distribution, monthly analytics, and weekly social asset statistics.

- Advertisements: Straw Hut also sells advertisement space on its podcasts and has the option to share some of this revenue stream with the podcast host(s), depending on the type of agreement in place. For example, branded podcasts and Straw Hut can form a 60/40 revenue share agreement, which may vary from podcast to podcast. Additionally, from time to time, it also collects royalties from one of its distribution providers, Sounder.

The company's customers include advertisers eager to connect with podcast listeners and medium to large size businesses looking to grow their brands through podcasting.

History of the Business

A few of our podcasts along with descriptions can be viewed below. We currently have over 30 podcasts within our portfolio. Please visit https://www.strawhutmedia.com to view a complete list of our podcasts.

Product / Service	Description	Current Market
Podcast Production	Schedule, Record, Edit, Host, Distribute, and Market Podcasts for Brands and Businesses	Brands or businesses looking for a new modern outreach technique for connecting with consumers and fans
Brandi Glanville Unfiltered	Acquire sponsors for advertising opportunities within produced content	Brands interested in advertising within podcasts and social media
PRIDE	Acquire sponsors for advertising opportunities within produced content	Brands interested in advertising within podcasts and social media
Tequila Talk	Acquire sponsors for advertising opportunities within produced content	Brands interested in advertising within podcasts and social media
Genuinely GG	Acquire sponsors for advertising opportunities within produced content	Brands interested in advertising within podcasts and social media

You Are Not Alone	Acquire sponsors for advertising opportunities within produced content	Brands interested in advertising within podcasts and social media
Danielle Staub Absolutely	Acquire sponsors for advertising opportunities within produced content	Brands interested in advertising within podcasts and social media
Better Together w/ Anne & Heather	Acquire sponsors for advertising opportunities within produced content	Brands interested in advertising within podcasts and social media

The Company's Products and/or Services

Some of our newly launched shows include:

American Badass w/ Michael Madsen
The Sh*ttiest Podcast w/ Poopies
Confess Your Mess w/ Emile Ennis Jr. and A.J. Gibson

Our Podcast Production services for brands are available for through our website, internet advertising, and email campaigns. Our sponsorship opportunities are available for purchase via our website. We partner with Sounder to distribute and monetize our podcasts.

Competition

The Company's primary competitors are Dear Media, Pushkin, Radiotopia, Fireside, Acast.

Podcasting is becoming a more competitive business in the U.S. and worldwide.[1] Our network generally competes for advertising revenue with other shows and networks. We believe what sets us aside from the rest are two things:

1. Hands on, start to finish approach for our B2B customers that includes marketing and promoting
2. For our network shows we create promotional assets weekly for a variety of platforms to be used for guests and hosts.

Customer Base

Our customers are individual consumers of our content, advertisers eager to connect with such consumers, and businesses (medium to large) that seek to grow their brand though podcasting.

Intellectual Property

The Company owns and/or licenses all of its content.

Litigation

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[1] https://wavve.co/the-future-of-podcasting/

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 201 N. Brand Blvd., Los Angeles, CA 91203

The Company has the following additional addresses:

822 N. Dillon St. Los Angeles, CA 90026

The Company conducts business in California.

Because this Form C/A focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

Exhibit B to this Form C/A is a detailed Company summary. Purchasers are encouraged to review Exhibit B carefully to learn more about the business of the Company, its industry and future plans and prospects. **Exhibit B** is incorporated by reference into this Form C/A.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds*	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	5.00%	$2,500	5.00%	$25,000
Campaign marketing expenses or related reimbursement	20.00%	$10,000	25.00%	$125,000
General Marketing	10.00%	$5,000	7.50%	$37,500
Research and Development	53.00%	$26,500	47.50%	$237,500
Equipment Purchases	5.00%	$2,500	7.50%	$37,500
General Working Capital	7.00%	$3,500	7.50%	$37,500
Total	**100.00%**	**$50,000**	**100.00%**	**$500,000**

*The Use of Proceeds chart is not inclusive of fees paid for use of the iDisclose Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: The company has the discretion to alter the use of proceeds based on general economic conditions or a change in business needs.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors and Officers

The directors and officers or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Ryan Tillotson

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Co-founder and Chief Executive Officer, November 2017 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Ryan Tillotson is a co-founder and the CEO of Straw Hut Media. He is responsible for the Company's strategic direction, expansion and corporate day-today affairs, which include the duties of chief executive and operations officers. He studied film at the University of California Riverside and holds a Bachelor of Art degree in Film and Video Production, Narrative from California State University-Long Beach.

Other experience includes:

Video Producer and Creative Director, Ryan Tillotson Media.; November 2013 to October 2017
Producer, Love and Death Productions; January 2013 to January 2017
Video Project Manager, Hay House Inc.; January 2015 to September 2016
Media Supervisor, Port Brewing and The Lost Abbey; January 2011 to November 2013
Director, Editor, and Cinematographer, Powerchord Productions; July 2005 to August 2010
Director of Video Operations, Jaudible.com; Sept 2007 to August 2009

Name

Tyler Neilson

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Co-founder and Chief Operations Officer, November 2017 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Tyler Neilson is a co-founder and the COO of Straw Hut Media. He is responsible for the Company's operations and day-today affairs. He attended the UCSD Extension school and studied Film, Video, and Cinema Studies.

Other experience includes:

Digital Media Coordinator, Hay House, Inc.; February 2015 to November 2017
Assistant Editor, HYPE-MEDIA San Diego; January 2014 to February 2015
Bank Teller, Union Bank; July 2009 to November 2011

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to California law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has two employees and 14 freelance employees on retainer in California.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding securities:

Type of security	LLC Membership Interests
Membership Interests	100,000
Amount outstanding	100,000
Voting Rights	At a duly convened meeting of the Members, each Member has a right to vote in proportion to the Member's percentage interest in the Company.
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Crowd Notes issued pursuant to Regulation CF	Securities converted from the Crowd Notes will be subject to dilution if/when the Company issues LLC Membership Interests.
Percentage ownership of the Company by the holders of such securities (assuming conversion prior to the Offering if convertible securities).	100%
Difference between this security and the Crowd Notes issued pursuant to Regulation CF	The LLC Membership Interests are equity securities of the Company while the Crowd Notes convert into equity securities upon the occurrence of certain events.

The Company has the following debt outstanding:

Type of debt	EIDL Loan
Name of creditor	Small Business Administration
Amount outstanding	$93,870.34
Interest rate and payment schedule	3.75% per annum
Amortization schedule	$454 per month
Describe any collateral or security	The loan is secured by the assets of the Company
Maturity date	May 1, 2050

Type of debt	Credit Card
Name of creditor	Chase Bank
Amount outstanding	$22,877.20
Interest rate and payment schedule	17.49% APR; interest accrues monthly after a one-month grace period on purchases. Payment is due on the 26th of each month.
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	N/A

Type of debt	Credit Card
Name of creditor	Citi Bank
Amount outstanding	$22,295.54
Interest rate and payment schedule	18.24% APR; interest accrues monthly after a one-month grace period on purchases. Payment is due on the 6th of each month.
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	N/A

Ownership

A majority of the Company is owned by two people. Those people are Ryan Tillotson and Tyler Nielsen.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Ryan Tillotson	50.0%
Tyler Nielsen	50.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The Company has not previously conducted any offerings, exempt or otherwise.

The Company intends to improve profitability in the next 12 months by building an internal sales team, expanding marketing, and investing in research and development initiatives.

Liquidity and Capital Resources

The Offering proceeds are important to our operations. While not dependent on the Offering proceeds, the influx of capital will assist in the achievement of our next milestones and expedite the realization of our business plan, specifically building out an internal sales team, putting more money towards B2B marketing, and investing in research and development initiatives. Because we have already allocated the proceeds to a specific use dependent on the completion of this Offering, the proceeds will not have a material effect on our liquidity.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company intends to make the following capital expenditures in the future:

American Badass - a new show w/ Michael Madsen as the host. A $10,000 upfront guarantee was given to his team. We are expecting to close a sponsorship sales deal by the end of July to return the $10,000 invested.

Postmodern Magic w/ Tom Felton – The Company is expecting to pay a minimum guarantee for this project, which has not been finalized.

Podcast (not yet titled) w/ Henry Winkler – The Company is expecting to pay a minimum guarantee for this project, which has not been finalized.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C/A and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to $500,000 in principal amount of Crowd Notes. The Company is attempting to raise a minimum amount of $50,000 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by August 15, 2022 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. If the Company has received the Minimum Amount by the Offering Deadline, the Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $500,000 (the "Maximum Amount") and the additional Securities will be allocated at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's assets value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Evolve Bank & Trust until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first, using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions.

If a Purchaser does not cancel an investment commitment before the Offering Deadline, the funds will be released to the Company upon closing of the Offering, and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing, and the Purchaser will receive Securities in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through MicroVenture Marketplace Inc., the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees
The Company shall pay to the Intermediary at the conclusion of the Offering a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and paid upon disbursement of funds from escrow at the time of closing.

Stock, Warrants and Other Compensation
The Intermediary will receive a number of Crowd Notes of the issuer that is equal to two percent (2%) of the total number of Crowd Notes sold by the issuer in the Offering.

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

The Securities
We request that you please review our offering materials and the Crowd Note in conjunction with the following summary information.

Authorized Capitalization
See "CAPITALIZATION AND OWNERSHIP" above.

Valuation Cap
$2,000,000 ($2 million)

Discount
20%

General
A Crowd Note is similar to a SAFE (Simple Agreement for Future Equity) security where an investor makes a cash investment in our company but receives ownership interests at a later date in connection with a specific event. Although the security is called a Crowd Note, the Crowd Note is not a debt instrument. It is intended to be an alternative to a convertible note that is beneficial for both our company and you as an investor.

Events Triggering Conversion of Crowd Notes

If you are a Major Investor, which is defined as an investor who invests at least $25,000 in this Offering, then the specified event upon which the Crowd Notes would convert into ownership interests of our Company is (i) a Qualified Equity Financing, which we define below, or (ii) a Corporate Transaction, which we define below, if instead of receiving two times (2X) the outstanding principal of your Crowd Note, your Crowd Note is converted immediately prior to the closing of the Corporate Transaction.

If you are not a Major Investor, then the Crowd Notes will only convert into ownership interests of our Company upon the earlier of (i) our Company's election to convert your Crowd Notes, including upon a Qualified Equity Financing if our Company elects to convert your Crowd Notes then, or (ii) a Corporate Transaction, if instead of receiving two times (2X) the outstanding principal of your Crowd Notes, your Crowd Notes is converted immediately prior to the closing of the Corporate Transaction.

Qualified Equity Financing

The Crowd Note defines a "Qualified Equity Financing" as the first sale (or series of related sales) by us of our preferred ownership interests following the closing of this Offering from which we receive gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into preferred ownership interests in connection with such sale (or series of related sales).

If the Crowd Note converts into preferred ownership interests in connection with a Qualified Equity Financing, then we will convert the Crowd Note into preferred ownership interests that are issued in connection with the Qualified Equity Financing, which we refer to as the "Conversion Interests", equal to the quotient obtained by dividing the outstanding principal amount of the Crowd Note by the Conversion Price, which is defined below. The issuance of Conversion Interests will be on the same terms and conditions applicable to the ownership interests sold in the Qualified Equity Financing; provided, however, that if you are not a Major Investor, you will receive ownership interests of a shadow series, as we describe below, with certain limited rights. The Conversion Price applicable to a Qualified Equity Financing is the lower of:

(i) the product of (a) one (1) minus any applicable Discount (20%), and (b) the price paid for preferred ownership interests by the investors in the Qualified Equity Financing, or

(ii) the quotient resulting from dividing (a) the Valuation Cap by (b) the total number of our ownership interests that are outstanding on a fully diluted basis (assuming for this purpose the exercise, exchange or conversion of all securities exercisable or exchangeable for, or convertible into, our owner interests), immediately prior to the closing of the Qualified Equity Financing.

Any investor who is not a Major Investor will receive a shadow series of preferred ownership interests or equity interests upon conversion of such investor's Crowd Note. A shadow series is a series of our preferred ownership interests that is identical in all respects to preferred ownership interests issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Ownership Interests in the Qualified Equity Financing, the shadow series would be Series A-1 Preferred Ownership Interests), except that the liquidation preference per ownership interest of the shadow series shall equal the Conversion Price and the following additional differences will apply:

(i) shadow series members will grant their vote on any matter that is submitted to a vote or for the consent of the members of our company (except for on matters required by law) by irrevocable proxy; and

(ii) shadow series members will receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

Corporate Transaction and Corporate Transaction Payment

The Crowd Note defines "Corporate Transaction" as

(i) the closing of the sale, transfer or other disposition of all or substantially all of our assets,

(ii) the consummation of the merger or consolidation of our company with or into another entity (except a merger or consolidation in which the holders of ownership interests of our Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the ownership interests of our Company or the surviving or acquiring entity),

(iii) the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of our securities), of securities of our Company if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting ownership interests of our Company (or the surviving or acquiring entity), or

(iv) the initial public offering, liquidation, dissolution or winding up of our company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of our incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held our securities immediately prior to such transaction.

In the event of a Corporate Transaction (defined above), you will receive the higher value of (i) an amount equal to two times (2X) the price you paid for your Crowd Note (i.e., 2X your principal amount) or (ii) the number of preferred ownership interests of the Company calculated by (a) multiplying the price you paid for your Crowd Note by the total number of ownership interests that are outstanding on a fully diluted basis (assuming for this purpose the exercise, exchange or conversion of all securities exercisable or exchangeable for, or convertible into, our ownership interests), immediately prior to the closing of the Qualified Equity Financing, and (b) dividing the product of that calculation by the Valuation Cap.

If there are not enough funds to pay you and other Crowd Note investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among the Crowd Note investors in proportion to their Purchase Price.

Termination of Crowd Note
The Crowd Notes will terminate upon the earlier of (i) a conversion of the entire purchase price under the Crowd Notes into Conversion Interests; or (ii) the payment of amounts due to the investor pursuant to a Corporate Transaction.

No Voting Rights, No Member or Shareholders Agreement and No Anti-Dilution Rights
The Crowd Notes do not have any voting rights. Further, upon conversion of the Crowd Notes into Conversion Interests, shadow series members shall grant their vote on any matter that is submitted to

a vote or for the consent of the members of the Company (except for on matters required by law) by irrevocable proxy.

The Company has an operating agreement in place.

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: i) to the Company, ii) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, iii) as part of an IPO or iv) to a member of the family of the Investor or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother / father / daughter / son / sister / brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Additional Transfer Restrictions

The Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

IPO Lock Up

Upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms

The Company does not have the right to repurchase the Crowd Notes. The investor agrees to take any and all actions determined in good faith by the Company's Manager to be advisable to reorganize the instrument and any shares issued pursuant to the terms of the Crowd Notes into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Type of Transaction	Short Term Liability
Amount	$22,295.54
Date of Transaction	Ongoing
Related Party	Ryan Tillotson
Benefit Received by the Related Party	Continued business operations
Benefit Received by the Company	Operating capital
Other material terms	Ryan Tillotson uses a personal credit card from time to time to pay for company-related expenditures and expects to be repaid an outstanding balance including interest in the future. Ryan Tillotson has not entered into a formal agreement with the Company relating to the repayment of this debt. From time to time, the company repays this debt, which is classified as a short-term liability by the Company.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Ryan Tillotson
(Signature)

Ryan Tillotson
(Name)

CEO and Co-Founder
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/Ryan Tillotson
(Signature)

Ryan Tillotson
(Name)

CEO and Co-Founder
(Title)

August 4, 2022
(Date)

/s/Tyler Nielsen
(Signature)

Tyler Nielsen
(Name)

COO and Co-Founder
(Title)

August 4, 2022
(Date)

EXHIBITS

Exhibit A Financial Statements
Exhibit B Company Summary
Exhibit C Subscription Agreement
Exhibit D Crowd Note
Exhibit E Video Transcript
Exhibit F Webinar Transcript

EXHIBIT A

Financial Statements

STRAW HUT MEDIA, LLC

Unaudited Financial Statements For The Years Ended December 31, 2021 and 2020



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Straw Hut Media, LLC
Los Angeles, CA

We have reviewed the accompanying financial statements of Straw Hut Media, LLC (a limited liability company), which comprise the balance sheet as of December 31, 2021 and 2020, and the related statements of income, changes in members' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, We do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether We are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for Our conclusion.

Accountant's Conclusion

Based on Our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Jason M. Tyra, CPA, PLLC
Dallas, TX
April 18, 2022

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

STRAW HUT MEDIA, LLC
BALANCE SHEET
DECEMBER 31, 2021 AND 2020

_____

		2021		2020
ASSETS				
CURRENT ASSETS				
Cash	$	13,801	$	9,496
Accounts Receivable		9,958		10,553
TOTAL CURRENT ASSETS		23,759		20,049
NON-CURRENT ASSETS				
Vehicle		-		25,501
Equipment		7,683		7,683
Accumulated Depreciation		(2,326)		(7,851)
TOTAL NON-CURRENT ASSETS		5,357		25,333
TOTAL ASSETS	$	29,115	$	45,382
LIABILITIES AND MEMBERS' EQUITY				
CURRENT LIABILITIES				
Accounts Payable		35,119		3,587
TOTAL CURRENT LIABILITIES		35,119		3,587
NON-CURRENT LIABILITIES				
SBA Loan		96,594		63,134
Loan Payable		-		11,859
TOTAL LIABILITIES		131,713		78,580
MEMBERS' EQUITY				
Contributed Capital		24,455		21,681
Retained Deficit		(127,053)		(54,879)
TOTAL MEMBERS' EQUITY		(102,598)		(33,198)
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	29,115	$	45,382

STRAW HUT MEDIA, LLC
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
_____

	2021		2020
Operating Income			
Service Income	$ 182,172	$	142,468
Advertising Income	42,744		51,295
Royalty Income	-		5,000
Cost of Goods Sold	-		-
Gross Profit	224,916		198,763
Operating Expense			
Salaries & Wages	161,290		141,381
General & Administrative	72,445		51,852
Legal & Professional	42,863		22,579
Selling & Marketing	29,274		32,244
Research & Development	12,425		17,244
Rent	3,568		5,221
Depreciation	-		3,051
	321,865		273,572
Net Loss from Operations	(96,949)		(74,809)
Other Income (Expense)			
Other Income	34,848		15,000
Rental Income	-		23,280
Interest Expense	(449)		(3,975)
State and Local Tax Expense	(2,124)		(2,800)
Loss on Sale of Asset	(7,502)		-
Net Loss	$ (72,174)	$	(43,304)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

STRAW HUT MEDIA, LLC
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
_____

	2021	2020
Cash Flows From Operating Activities		
Net Loss For The Period	$ (72,174)	$ (43,304)
Change in Accounts Payable	31,532	(19,856)
Change in Accounts Receivable	595	5,560
Depreciation	(5,525)	3,051
Net Cash Flows From Operating Activities	(45,572)	(54,549)
Cash Flows From Investing Activities		
Disposal of Vehicle	25,501	-
Net Cash Flows From Investing Activities	25,501	-
Cash Flows From Financing Activities		
Issuance of EIDL Loan	33,460	63,134
Increase in Contributed Capital	2,774	399
Non-Cash Adjustment to Prior Period	-	(11)
Paid Down Loan Payable	(11,859)	(3,051)
Net Cash Flows From Financing Activities	24,375	60,471
Cash at Beginning of Period	9,496	3,573
Net Increase Decrease In Cash	4,304	5,922
Cash at End of Period	$ 13,801	$ 9,496

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

STRAW HUT MEDIA, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

_____

	Contributed Capital		Retained Deficit		Total Members' Equity	
Balance at December 31, 2019	$	21,282	$	(11,575)	$	9,707
Contributed Capital		399				399
Net Loss				(43,304)		(43,304)
Balance at December 31, 2020	$	21,681	$	(54,879)	$	(33,198)
Contributed Capital		2,774				2,774
Net Loss				(72,174)		(72,174)
Balance at December 31, 2021	$	24,455	$	(127,053)	$	(102,598)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.   4

_____

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Straw Hut Media, LLC ("the Company") is a limited liability company organized under the laws of the State of California. The Company produces podcasts and other media for public entertainment.

NOTE B- GOING CONCERN MATTERS

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company sustained net operating losses in 2021 of $72,174 and 2020 of $43,304.

The following describes management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. The Company plans to raise funds to continue operations through a securities offering. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through April 18, 2023 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The Company's fiscal year ends December 31.

Significant Risks and Uncertainties

The Company is subject to customary risks including, but not limited to, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in estimates are recorded in the period they are made. Actual results could differ from those estimates. Significant estimates inherent in the preparation of these financial statements include, but are not limited to, estimates of useful lives.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

ASC Topic 606 ("ASC 606"), "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company's main line of revenue will be from its advertising services.

Accounts Receivable

The Company grants trade credit to certain customers when business conditions warrant. Management's experience suggests that losses on accounts receivables are likely to be infrequent. As of December 31, 2021, the Company has accrued a reserve of $0 for doubtful accounts.

Fixed Assets

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a double declining basis over management's estimate of each asset's useful life.

In 2021, The Company disposed the vehicle and had a loss recognized in the amount of $7,502 after conducting a trade-in placing the value of the truck towards a leased vehicle described in the ("Leases") disclosure below.

Leases

The Company currently occupies a virtual office space and a vehicle lease agreement under non-cancellable operating leases. The leases expire in 2022 and 2024 and may be renewed at the option of the Company at the then-current market rate. Future minimum payments due are as follows excluding taxes:

2022- $425
2023- $356
2024- $356

Advertising

The Company records advertising expenses in the year incurred.

Other Income

The Company received funding from government and state-local grants. PPP loan proceeds have been recognized as an income grant as it was determined that there is "reasonable assurance" that the company met the conditions for forgiveness of the loan amount.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a partnership in the federal jurisdiction of the United States. All items of income and expense are reported by the Company's members on their individual tax returns.

The Company is subject to franchise tax filing requirements in the State of California.

Recently Issued Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. The Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In February 2016, the Financial Accounting Standards Board ("FASB") issued ASU No. 2016-02, *Leases (Topic 842),* to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet for most leases previously classified as operating leases. Subsequently, the FASB has issued amendments to clarify the codification or to correct unintended application of the new guidance. The new standard is required to be applied using a modified retrospective approach, with two adoption methods permissible: (1) apply the leases standard to each lease that existed at the beginning of the earliest comparative period presented in the financial statements or (2) apply the guidance to each lease that had commenced as of the beginning of the reporting period in which the entity first applies the new lease standard.

NOTE D- DEBT

Loan Payable

In 2017, the Company received a loan ("the Loan Payable") for the purchase of a truck. The principal amount of the Loan is $21,501 and bears an interest rate of 3.75% per annum. The Company will make monthly payments of $336 over the Loan's six-year term.

In 2021, the Company paid in full the remaining principle of the loan.

EIDL Loan

In 2020, the Company received a Small Business Loan ("EIDL Loan") at the principal amount of $56,000. The loan accrues at 3.75% per annum and will mature in 2050. The Company will make monthly payments to both accrued interest and principal sum of $273.

In 2021, the Company received an extension, increasing the loan amount to $94,000. The extension provides the same terms as the original note with the only difference being the monthly payments the Company will make amounting to $454.

NOTE E- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.
Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE F- LIMITED LIABILITY COMPANY

The Company is organized as a limited liability company. As such, the financial liability of members of the Company for the financial obligations of the Company is limited to each member's contribution of capital to the Company.

NOTE G- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE H- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before April 18, 2022, the date that the financial statements were available to be issued.

Crowdfund Offering

In 2022, the Company intends to offer securities in a securities offering expected to be exempt from registration under Regulation CF. The offering campaign will be made through MicroVenture Marketplace, Inc., a registered broker dealer and FINRA member.

Company Summary



MicroVentures



Company: Straw Hut Media

Market: Podcasting

Product: Podcast creation and distribution platform

Company Highlights

- Creates and distributes over 30 podcasts that cover everything from pop culture, history, health and fitness, entrepreneurship, and much more
- One of its podcasts dives behind the scenes with the cast and crew of Hulu's popular TV original "Only Murders in the Building," which is slated for a Season 2 coming out this June
- Straw Hut's podcasts have been downloaded over 12 million times in 2021
- Has already begun monetizing its podcasts and is planning to build out its portfolio to increase advertising income

WHY IT'S INTERESTING

The popularity of podcasts hit new highs in 2021. According to Edison Research, it was estimated that 41% of the U.S. population (more than 100 million people) were active monthly podcast listeners.[i] Globally, it was projected that over 380 million users would tune in to listen to their favorite shows or discover new ones, an increase of 40% since 2019. This number is expected to increase, reaching over half of a billion global users by 2024.[ii] More interestingly, users are spending more time listening to podcasts, which presents an opportunity for podcasters and podcasting distribution companies to capitalize on this growing trend.[iii]

Straw Hut Media ("Straw Hut") is a podcast content creation platform that hosts and distributes over 30 unique podcasts across a variety of audio distribution platforms. With Straw Hut's platform and partnership, podcasters can receive high-quality podcast production and distribution by focusing on what they're good at – creating captivating content. By allowing creators to focus on the content, Straw Hut's approach simplifies the complexities that come with podcasting, brings in potential revenue-generating advertising that can be shared with its content partners, and even owns the licensing rights to some of its popular podcasts.

Straw Hut's podcast portfolio consists of content created by well-known personalities, including the likes of Brandi Glanville who appeared on The Real Housewives of Beverly Hills, TV host Daisey Fuentes, and musician Richard Marx. Among its other podcasts that cover a variety of topics from pop culture to surgery, the company reports over 12 million downloads in 2021 alone across its entire portfolio. Its reputable listenership has enabled it to bring in nearly $225,000 of revenue in 2021, up 13% year-over-year. Straw Hut is seeking its first round of



outside funding to continue this growth with the aim of acquiring new content, expanding its team, and investing and research and development initiatives.

Deck/Video

EXECUTIVE SNAPSHOT

Founded in 2017, Straw Hut Media is a podcast network with offices in Los Angeles and San Diego. The company operates its network and content creation lab using the latest technology. The company believes in freedom of expression and the power of communication, which is why it aims to make podcasting accessible to as many interesting, funny, and relatable people as possible. With the expertise of founders Ryan Tillotson and Tyler Nielsen, podcasts host can receive full-service content creation, capture, and distribution solutions for their podcasting needs. Straw Hut can also provide its clients with monetization opportunities for their produced content.

PERKS

You are investing in a Crowd Note in this Offering. Perks are meant to be a thank you from the company for investing. The perks below, subject to Regulation CF investment limits, are not inclusive of lower dollar amount perks, unless otherwise noted.

$250+ — 15% off cost per thousand impressions (CPM) for Advertising in Shows. Guaranteed 30k impressions each spot!
$500+ — 25% off CPM for Advertising in shows
$1,000 — No startup fee for starting a weekly podcast (first month free, value of $4,450)*
$2,500 — Half off a weekly audio podcast for you or your brand (value of $2,225/month)*
$5,000 — Half off a weekly video and audio podcast for you or your brand (value of $3,725/month)*

***Tiers are inclusive of its predecessor.**

COMPANY SUMMARY

Opportunity

The global podcasting industry was valued at over $14 billion in 2021 and is expected to reach almost $100 billion by 2028. According to Research and Markets, the increasing popularity of audio-on-demand platforms is the primary market driver contributing to the industry's growth.[iv] Podcast Insights revealed the total number of podcasts reached over 2 million in 2021, from only 500,000 in 2018.[v] The podcasting industry has verified traction. However, some critics believe the market is moving in the wrong direction. Washington Weekly debates that the bright future of the podcast industry is under threat by monopolistic media companies that focus on quantity over quality.[vi] In a partner-first fashion, Straw Hut's business model focuses on customer success and is attempting to realign the industry's primary motives; entertainment and education.

Straw Hut Media is committed to wholesome creativity across the board and firmly believes that quality and palatable productions can be realized without compromising commercial appeal. It is a multifaceted audio and video production studio that distinguishes itself through the commitment it undertakes with each of its clients in



producing top-notch podcasts, social content, and creative videos that will not only appeal to the entertainment sense of the audience but also the didactic sense. Straw Hut Media intends to satisfy the audio and visual needs of individuals and brands, particularly within the United States. It is in the production business to make quality sound and visual creation accessible and to promote and showcase its creativity to a larger audience. Straw Hut focuses on getting its clients seen, so they can focus on doing what they are best at and love.

Moreover, the company utilizes the experience and resourcefulness of co-founders Ryan Tillotson and Tyler Nielsen to facilitate the highest quality products within established production budgets. Straw Hut Media intends to distinguish itself from other audio and video production and podcast companies through its marketing and promotional plan. Straw Hut believes its intense, calculated, and relentless approach to promotional campaigns will continue to drive listeners to sponsored weekly shows, weekly-produced episodes, weekly social content, branding guidelines, and so on.

Product

Straw Hut Media is a podcast production company providing a steppingstone to anyone entering the vast and booming podcast media format trying to project one's own voice into the modern busy lives of our society. Straw Hut Media was built upon the philosophy that freedom of expression and the power of communication belong to everyone, and it is their mission to diversify podcasting by making it accessible to interesting, funny, and passionate people.

As a production company, Straw Hut Media supports anyone ranging from individuals, small teams, to even businesses. The team at Straw Hut Media assists the hosts in the entire process of creating a podcast, from drafting the concept, creating and producing assets, and managing advertising, sponsorships, and brand integration. The production company caters to anything that the brand needs.

Original Content

Straw Hut's Original Content include podcasts the company owns or exclusively licenses. Its portfolio currently consists of over 25 podcasts that range in topic and discussion from history, society and culture, the arts, health and fitness, and much more. Some popular podcasts includes the following:

  

American Badass

Michael Madsen sits down with guests to discuss tales of the old new Hollywood.

Genuinely GG

Golnesa Gharachedaghi dives into controversial and taboo topics with celebrities and experts.

Brandi Glanville: Unfiltered

Reality TV star Brandi Glanville discusses pop culture, fashion, and celebrity gossip.



MicroVentures



PRIDE
PRIDE

Levi Chambers talks with doctors, celebrities like Raven Symone and Miranda Maday,[vii] and "average" people about sexuality, gender, and orientation.



ONLY
MURDERS
IN THE
POD
Only Murders in the POD

Elizabeth Keener and Kevin Lawn give you an inside scoop on the Hulu Original Only Murders in the Building, dissecting the show with its cast and crew.



Tequila
Talk
Daisy Fuentes
& Richard Marx
Tequila Talk

TV personality Daisey Fuentes and Richard Marx chat about various topics while supping on distilled agave.



CONFESS
YOUR
MESS
Confess Your Mess

Confess Your Mess is your go-to podcast for the juiciest secrets, expertly spilled each week by celebrity TV hosts and soon-to-be newlyweds Emile Ennis Jr. and A.J. Gibson.



The
Sh*ttiest
Podcast
with Poopies
The Sh*ttiest Podcast

This podcast is indescribably shitty. Riding high on the success of *Jackass Forever,* Poopies wanted to make a podcast for all of his adoring fans, and reached out to Straw Hut to make it happen. Poopies dives into topics including "chicks," surfing, Hawaii, stunts, music, and much more shenanigans.

Branded Content

Some of its services also include distribution and monetization of podcasts created and delivered by independent third parties. Straw Hut engages in a revenue share agreement with some of these podcast hosts, where Straw Hut distributes the content and share in the advertising income that it generates. The company currently has five branded podcasts, some of which include:





Below the Surface



Next City



Kiss the Ground

Board-certified plastic and reconstructive surgeon Dr. Elliot Hirsch sits down with patients, celebrities, and experts to dive into topics within the field of cosmetic surgery.

Lucas Grindley sits down with urban trailblazers to discuss issues within tight-knit communities across the nation.

Ryland Engelhart discusses our interconnection with the world throughout conversations about ecology, soil trees, and all layers of biology and living things.

Use of Proceeds

If the minimum amount ($50,000) or the maximum amount ($500,000) is raised, Straw Hut expects to use the proceeds as follows:





Research and Development	Campaign Marketing Expenses
Straw Hut Media company intends to use over a third of its funds towards researching and developing new podcast shows.	The company intends to use a portion of funds towards marketing expenses and related reimbursements from this Crowdfunding campaign.

Equipment Purchases	General Marketing
A select amount of funds will be used towards additional equipment purchases.	The company plans to allocate funds towards general marketing of its platform.


General Working Capital	Intermediary Fees
Straw Hut Media will use a portion of funds towards general working capital needs.	The company has earmarked a portion of funds from this raise towards intermediary fees from the campaign.

Product Roadmap

Over the next year, Straw Hut is focused on growing its original and branded podcast portfolio and adding a sales team to drive top line growth. Its product roadmap over the next few quarters can be seen below:

H1 2022	H2 2022
- Add new sales team - Switch Hosting Platforms - Start American Badass Production - Develop and launch a podcast called Postmodern Magic with Harry Potter star Tom Felton - Launch Am I the Asshole Podcast - Launch a podcast in conjunction with Hulu's original series Conversations With Friends, launching May 15 - Create additional podcast episodes for PRIDE and Confess Your Mess in collaboration with Reddit subreddits r/lgbt and r/confession	- Drive sponsorship sales and monthly subscriptions growth - Create additional podcast episodes PRIDE and Confess Your Mess - Air Season 2 of the Only Murders in the POD podcast - Develop a podcast starring The Fonz, Henry Winkler

Business Model

Straw Hut primarily generates revenue by charging podcast host(s) for production and distribution services and charging third parties for advertisement space on its podcasts.

- Services: Straw Hut has three service packages that podcast host(s) can choose from.

  - **Cut and Host ($2,450/ month):** Straw Hut receives 30 minutes to 1 hour of raw audio files weekly and delivers artwork/branding, editing, music, hosting services, weekly distribution, monthly analytics, and weekly social asset statistics.
  - **Podcast Perfection ($4,450/ month):** Straw Hut records, edits, and hosts a 30 minute to 1-hour weekly podcast, engineers and mixes the audio, creates artwork/branding, music, weekly distribution, monthly analytics, and weekly social asset statistics.
  - **We See You ($7,450/ month):** Straw Hut records, edits, and hosts a 30 minute to 1-hour weekly podcast with an accompanying video at 1080p, engineers and mixes the audio, creates artwork/branding, music, weekly distribution, monthly analytics, and weekly social asset statistics.



- Advertisements: Straw Hut also sells advertisement space on its podcasts and has the option to share some of this revenue stream with the podcast host(s), depending on the type of agreement in place. For example, branded podcasts and Straw Hut can form a 60/40 revenue share agreement, which may vary from podcast to podcast. Additionally, from time to time, it also collects royalties from one of its distribution providers, Sounder.

The company's customers include advertisers eager to connect with podcast listeners and medium to large size businesses looking to grow their brands through podcasting.

USER TRACTION

Straw Hut's podcasts can be found on Spotify and Apple Podcasts. In 2021, Straw Hut reported over 12 million episode downloads across its portfolio. Some of its most popular podcasts include Brandi, Pride, and Commune, which have been downloaded 3.5 million, 4.9 million, and 1.5 million times in 2021, respectively. Additionally, Straw Hut has a digital advertising reach of over 12 million consumers across its social platforms, including Instagram, Facebook, and Twitter.

To distribute and monetize its podcasts, Straw Hut has partnered with Sounder, who "places" advertisements within episodes and provides the company with a monetization stream.



HISTORICAL FINANCIALS

Straw Hut has been consistently generating revenue within the last two years. Through the first two quarters of 2022, Straw Hut has reported its best first half year to date, as it brought in nearly $200,000 of revenue. On an annualized basis, this may be a record year for the company. Revenue spiked in February 2022 at just over $50,000 due to over $26,000 of service income, among the highest its recorded in a single month, and $12,870 of a non-recurring product sale. In 2021, the company brought in $224,916 to its top line, a 13% increase from 2020.





Straw Hut's operating expenses have remained relatively steady month-over-month, besides two months where expenses abnormally spiked. Usually, the company's monthly expenses range between $15,000 and $30,000. In December 2021, operating expenses hit a two-year high of $85,424 due to a one-time salaries and wages expense. The spike in December 2020 to over $83,000 was also due to a similarly high charge, along with generally higher than normal operating costs.





Salaries and wage expenses have comprised about half of Straw Hut's total expenses over the last two years. Its next highest expense includes general and administrative costs, which comprised roughly 19% and 23% for 2021 and 2020, respectively. Selling and marketing and legal expenses take up another quarter of the company's expenses each year.





Straw Hut's bottom line has fluctuated over the last two years; however, it has achieved multiple months of profitability. In 2022 alone, Straw Hut generated over $18,000, $28,000, and $8,000 in net income in January, February, and May, respectively. Also notable, net income for Q1 2022 is the highest of any quarter in the last two years. Thus far in 2022, Straw Hut is generating approximately $5,000 of free cash flow per month.





In 2021, over 40% of Americans listen to podcasts every month, equating to over 100 million Americans. According to Edison Research, this number has grown year-over-year since 2013 when only 12% of Americans were active monthly listeners.[viii] The global market is expected to benefit from continued active listeners, according to Research and Markets. For example, in 2021, the global podcasting market was valued at $14.25 billion and is anticipated to reach $94.88 billion by 2028.[ix]

While podcasts have been around for over a decade, their popularity has continued to reach new heights in terms of active listeners. According to a 2022 study by Edison Research, smart device usage has had a positive impact on the industry as more consumers have devices at their fingertips that provide them access to their favorite podcasts.[x] Additionally, similarly to music, consumers can listen to podcasts while doing other tasks with the added benefit of being entertained, inspired, or simply learn. A recent survey found that 74% of podcast listeners use podcasts to learn new things.[xi]

As of March 2022, there were over 2.4 million valid podcasts available on Apple Podcasts, a popular platform for podcasts.[xii] The leading podcast publishers globally in 2021 were iHeartRadio in first place with 281.72 million streams and downloads in a month, and National Public Radio (NPR) in second place with 160.7 million in the same month.[xiii]

Regionally, the United States leads in the amount of podcast listeners and accounts for approximately 40% of all internet users. Sweden comes in second with 34.6% of its internet users being monthly podcast listeners. The fastest growing adoption of podcasts are in Brazil where listenership would grow 19.8%, Argentina 17.9%, and Mexico by 13.6%.[xiv]

Venture Financings

Straw Hut operates within the broader media and information services industry. Highlights from venture capital financings into Media and Information Services companies from 2011 to 2021 include:[xv]

- Capital invested peaked in 2021 with $75.30 billion invested across 6,075 deals, up over 167% from 2020
- Deal count peaked in 2018 with 6,461 total deals
- From 2011 to 2021, there was more than $258 billion invested in Media and Information Services companies across 54,235 total deals
- Median pre-money valuation was $16.00 million in 2021, up from $7.63 million in 2020
- Median post-money valuation was $20.04 million in 2021, up from $10.00 million in 2020
- Median deal size was $2.44 million in 2021, up from $1.15 million in 2020




Capital Invested and Deal Count in Media and Information Services Companies, 2011-2021

Source: PitchBook Data, Inc.

COMPETITORS



Dear Media: Founded in 2018 in Austin, TX, Dear Media is a podcast network empowering female voices. Dear Media provides production support from the initial idea, editing, production, to advertising, ensuring everything surrounding the voices allows the show to thrive. Across the 50+ podcasts on its network, Dear Media has achieved a total social network reach of 60+ million users.[xvi] The network features shows like "The Skinny Confidential: Him & Her" and "Taste of Taylor."[xvii] In 2020, Dear Media raised $8 million to continue brand building and ensuring the success of its shows.[xviii]



Pushkin: Founded in 2018 in New York City, NY, Pushkin began as a curiosity about everything, and evolved into a platform that fosters diversity, intellectual openness, respect, fairness, and ethical behavior. Pushkin is an audio production company that produces podcast shows as well as audio books. In May 2021, Pushkin released a premium subscription program that allows enthusiastic fans to receive bonus content while listening ad-free.[xix] Pushkin Industries has partnered up with iHeartRadio for the management of advertising on its shows.[xx]

 **FIRESIDE**

Fireside Labs: Founded in 2016, in Austin, TX, Fireside is an online platform that helps podcast creators aggregate the management of publishing each podcast episode onto one central dashboard that hosts podcast audio files, distributes them to major platforms, enables the creation and management of a website for each podcast, and manages the monetization of each media.[xxi] Some podcasts that use Fireside include Cinema Slayers, Three Pagans and a Cat, and Very Bad Wizards.[xxii] Fireside.fm offers a $9, $19, and $49 tiers of subscription to podcast creators.[xxiii]



Acast  **Acast:** Founded in 2014, Acast is a Stockholm, Sweden-based podcast publishing and monetization company that brings dynamic advertising insertion to podcasting, enabling brands to easily place up-to-date messaging tailored to each listener across thousands of shows. There are reportedly 40,000 podcasts within the Acast community, which includes 350 million monthly listens around the world across the different apps and platforms.[xxiv] Acast announced a partnership with BBC in May 2018.[xxv] In December 2018, Acast raised a $35 million Series C round, bringing its total funding to over $67 million.[xxvi]

EXECUTIVE TEAM



Ryan Tillotson, Co-Founder and Chief Executive Officer: Ryan Tillotson co-founded Straw Hut in 2017 and is currently responsible for its strategic direction and expansion as the CEO. Prior to Straw Hut, Tillotson was a Video Producer and Creative Director at his own media company. Before then, he was a Producer at Love and Death Productions, Video Project Manager at Hay House, and Media Supervisor at Port Brewing and the Lost Abbey. Tillotson holds a Bachelor's in Film and Video Production from the California State University, Long Beach.



Tyler Neilsen, Co-Founder and Chief Operations Officer: Tyler Neilsen co-founded Straw Hut alongside Tillotson and currently serves as the company's COO. Prior to Straw Hut, Neilsen was a Digital Media Coordinator at Hay House and an Assistant Editor at HYPE-MEDIA. Neilsen attended the Unviersity of California San Diego Extension school and studied Film, Cinema, and Video Studies.

PAST FINANCING

To date, the company has been entirely funded by its co-founders Ryan Tillotson and Tyler Neilsen.

INVESTMENT TERMS

Security Type: Crowd Note
Round Size: Min: $50,000 Max: $500,000
Discount Rate: 20%
Valuation Cap: $2 million
Conversion Provisions: In connection with equity financing of at least $1 million, the Company has the option to convert the Crowd Note into non-voting membership interests (Conversion Interests) at a price based on the lower of (A) a 20% discount to the price per membership interest by investors in the Qualified Equity Financing or (B) the price per membership interest paid on a $2 million valuation cap. Please refer to the Crowd Note for a complete description of the terms of the Crowd Note, including the conversion provisions.

PRESS

Montreal Times: Only 'Murders in the Building' Podcast Listeners Can Meet Cast and Crew
Voyage LA: Meet Ryan Tillotson and Tyler Nielsen of Straw Hut Media in Hollywood



Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Company Risk

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,
- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,



MicroVentures

- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

---

[i] http://www.edisonresearch.com/wp-content/uploads/2022/03/Infinite-Dial-2022-Webinar-revised.pdf

[ii] https://www.insiderintelligence.com/insights/the-podcast-industry-report-statistics/

[iii] http://www.edisonresearch.com/wp-content/uploads/2022/03/Infinite-Dial-2022-Webinar-revised.pdf

[iv] https://www.researchandmarkets.com/reports/5415437/global-podcasting-market-size-share-and-trends?

[v] https://depauliaonline.com/55999/artslife/the-evolution-of-podcasting-may-continue-to-its-own-demise/#:~:text=According%20to%20Forbes%2C%2037%20percent,to%20125%20million%20in%202022.

[vi] https://depauliaonline.com/55999/artslife/the-evolution-of-podcasting-may-continue-to-its-own-demise/#:~:text=According%20to%20Forbes%2C%2037%20percent,to%20125%20million%20in%202022.

[vii] https://www.strawhutmedia.com/pride/thats-so-raven-symone-miranda-maday

[viii] http://www.edisonresearch.com/wp-content/uploads/2022/03/Infinite-Dial-2022-Webinar-revised.pdf

[ix] https://www.researchandmarkets.com/reports/5415437/global-podcasting-market-size-share-and-trends?

[x] http://www.edisonresearch.com/wp-content/uploads/2022/03/Infinite-Dial-2022-Webinar-revised.pdf

[xi] https://riverside.fm/blog/podcast-statistics

[xii] https://podcastindustryinsights.com/apple-podcasts-statistics/

[xiii] https://www.statista.com/statistics/613724/global-podcast-streams-downloads/

[xiv] https://www.emarketer.com/content/global-podcast-listener-forecast-2021-2025

[xv] PitchBook Data, Inc.; Downloaded on March 7, 2022

[xvi] https://dearmedia.com/advertise/

[xvii] https://dearmedia.com/shows/

[xviii] https://www.forbes.com/sites/karineldor/2020/05/21/podcast-goals-dear-media-cofounder-michael-bosstick-aims-to-amplify-female-voices-with-8-million-series-a/?sh=f1440cd2495c

[xix] https://podnews.net/press-release/pushkin-apple-podcasts

[xx] https://www.pushkin.fm/advertisers/

[xxi] https://fireside.fm/faq

[xxii] https://fireside.fm/discover

[xxiii] https://fireside.fm/

[xxiv] https://www.acast.com/about-us/our-story

[xxv] https://techcrunch.com/2018/05/01/bbc-acast/

[xxvi] https://techcrunch.com/2018/12/04/podcast-series-c/

EXHIBIT C

Subscription Agreement

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.

THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Straw Hut Media LLC
201 N. Brandi Blvd., Ste 200,
Los Angeles, CA 91203

Ladies and Gentlemen:

The undersigned understands that Straw Hut Media, a limited liability company organized under the laws of California (the "Company"), is offering up to $500,000.00 in Crowd Notes (the "Securities") in a Regulation CF Offering. This Offering is made pursuant to the Form C/A, dated August 4, 2022 (the "Form C/A"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C/A, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. Pacific Time on August 15, 2022, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by Evolve Bank & Trust (the "Escrow Agent") from the undersigned of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of California, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C/A.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.

i.   The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii.   The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii.   The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv.   Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.

i.   The undersigned has received a copy of the Form C/A. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C/A to make the decision to purchase the Securities.

ii.   The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C/A and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii.   The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, MicroVenture Marketplace Inc., or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C/A or otherwise by the Company, MicroVenture Marketplace Inc. or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv.   The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C/A. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v.   The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi.   The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii.   The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) No Guaranty.

The undersigned confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Securities or (ii) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) Status of the Undersigned.

The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e)   Restrictions on Transfer or Sale of Securities.

i.   The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Dispute Resolution.

   a) General Rule.

   Any dispute under this Subscription Agreement will be resolved through arbitration, not through the court system. All arbitration will be conducted in the state where the executive office of the Company is located at such time, unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

   b) Appeal of Award.

   Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

   c) Effect of Award.

   Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

   d) No Class Action Claims.

   NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of California, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	201 N. Brandi Blvd. Los Angeles, CA 91203 Attention: Tyler Nielsen
If to the Purchaser:	[PURCHASER ADDRESS] [E-MAIL ADDRESS]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C/A which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____ Name:

PURCHASER (if an entity):
_____ Legal Name of Entity By_____ Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

Straw Hut Media LLC
By_____ Name: Title:

EXHIBIT D

Crowd Note

Straw Hut Media LLC

CROWD NOTE

FOR VALUE RECEIVED, Straw Hut Media LLC, a California limited liability company (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in MicroVenture Marketplace, Inc., (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section 2.

The "**Valuation Cap**" is $2 million.

The "**Discount**" is 20%.

The "**Offering End Deadline**" is August 15, 2022.

1. Definitions.

a. "**Conversion Interests**" shall mean with respect to a conversion pursuant to Section 2, of the Company's preferred ownership interests issued in the Qualified Equity Financing.

b. "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal the lower of (A) the product of (1) one minus any applicable Discount and (2) the price paid per interest for preferred ownership interests by the investors in the Qualified Equity Financing or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

c. "**Corporate Transaction**" shall mean:

i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of ownership interests of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the ownership interests of the Company or the surviving or acquiring entity),

iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting ownership interests of the Company (or the surviving or acquiring entity), or

iv. the IPO, liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's organization or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

d. "**Corporate Transaction Payment**" shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

e. "**Date of Issuance**" shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

f. "**Fully-Diluted Capitalization**" shall mean the number of outstanding preferred ownership interests of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for preferred ownership interests, (ii) exercise of all outstanding options and warrants to purchase preferred ownership interests and, in the case of Section 1(b), and (iii) the units reserved or authorized for issuance under the Company's existing option plan or any option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

g. "**Irrevocable Proxy**" shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

h. "**Major Investor**" shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

i. "**Maximum Raise Amount**" shall mean $500,000.00 under Regulation CF.

j. "**Outstanding Principal**" shall mean the total of the Purchase Price

k. "**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its preferred ownership interests following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into preferred ownership interests in connection with such sale or series of related sales).

l. "**Shadow Series**" shall mean a series of the Company's preferred ownership interests that is identical in all respects to the preferred ownership interests issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Ownership Interests in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Ownership

Interests), except that the liquidation preference per interest of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

    i. Shadow Series members shall grant their vote on any matter that is submitted to a vote or for the consent of the members of the Company (except for on matters required by law) by irrevocable proxy; and

    ii. Shadow Series members shall receive quarterly business updates from the Company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

m. **"Target CF Minimum"** shall mean $25,000.00 raised via Regulation CF.

2. Conversion of the Crowd Note.

a. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing the Crowd Note will convert into Conversion Interests pursuant to the following:

    i. If the Investor is not a Major Investor, the Crowd Note will convert into Conversion Interests upon the earlier of (A) the Company's election or (B) a Corporate Transaction.

    ii. If the Investor is a Major Investor, the Company will convert the Crowd Note into Conversion Interests prior to the closing of the Qualified Equity Financing.

b. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Interests equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

    i. The issuance of Conversion Interests pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the ownership interests sold in the Qualified Equity Financing; provided, however, that if the Investor is not a Major Investor, the Investor shall receive interests of a Shadow Series with certain limited rights.

c. **Corporate Transaction.** In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

    i. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

        A. Converting to preferred ownership interests. Immediately prior to the closing of the Corporate Transaction, such Investor's Crowd Note shall be converted into that number of preferred ownership interests of the Company equal to the quotient obtained by dividing (1) the product of the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by (2) the Valuation Cap; or

        B. Obtaining the Corporate Transaction Payment.

    ii. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Interests pursuant to Section 2 (a).

d. **Mechanics of Conversion.** As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Interests.

e. **Note Completion**. This Crowd Note will terminate upon the earlier of: (i) a conversion of the entire Purchase Price under this Crowd Note into Conversion Interests; or (ii) the payment of amounts due to the Investor pursuant to Section 2(c).

3. **Representations and Warranties of the Company**. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

a. **Organization, Good Standing and Qualification**. The Company is a limited liability company duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

b. **Authorization**. Except for the authorization and issuance of the Conversion Interests issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors and members necessary for the authorization, execution and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

c. **Offering**. Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

d. **Compliance with Other Instruments**. The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Articles of Organization or Operating Agreement, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

e. **Valid Issuance of Equity**. The Conversion Interests, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the truth and accuracy of the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

f. **Intellectual Property**. To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

4

g. **Litigation**. To the Company's knowledge, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree or order against the Company, or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. **Representations and Warranties of the Investor**. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

a. **Authorization**. This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

b. **Purchase Entirely for Own Account**. Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account and not with a view to, or for resale in connection with, any distribution of this Crowd Note or any underlying securities.

c. **Required Information**. The Investor acknowledges that they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

d. **Reliance on Advice**. The Investor acknowledges that they are not relying on the advice or recommendations of the Company or MicroVenture Marketplace Inc., or the affiliates of either, and the Investor has made his, her or its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

e. **Federal or State Agencies**. The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

f. **Voting and Inspection Rights**. The Investor acknowledges that if they are <u>not</u> a Major Investor they shall have limited voting, information and inspection rights.

g. **No Public Market**. The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5. **Miscellaneous**.

a. **Security.** This Crowd Note is a general unsecured obligation of the Company.

b. **Special Purpose Vehicle.** The Investor agrees to take any and all actions determined in good faith by the Company's managing members to be advisable to reorganize this instrument and any Conversion

Interests issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

c. **Successors and Assigns**. The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; provided, however, that the Company may not assign its obligations under this Crowd Note without the prior written consent of the Investor.

d. **Governing Law**. This Crowd Note shall be governed by and construed under the laws of California as applied to other instruments made by California residents to be performed entirely within the state of California regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

e. **Notices**. All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (i) personal delivery to the party to be notified, (ii) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (iii) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

f. **Financing Agreements**. The Investor understands and agrees that the conversion of the Crowd Note into Conversion Interests may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Interests issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the preferred ownership interests sold in the Qualified Equity Financing (or the Shadow Series).

g. **Severability**. If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

h. **Transfer of a Crowd Note**. Subject to (i) the prior written approval of the Company, which may be given or withheld in the Company's sole discretion and (ii) to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

i. **Closing Procedures**. Investor funds can be released to the Company if (i) the Target CF Minimum is reached on or before the Offering Deadline; or (ii) the Company conducts an intermediate close, subject to certain terms and conditions.

j. **Entire Agreement; Amendments and Waivers**. This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. **Dispute Resolution**.

   a. **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in the state in which the executive office of the Company is located at such time of dispute unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

   b. **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

   c. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

   d. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

7. **Approval**. The Company hereby represents that its managing members, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

8. **Subscription Procedure**. Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. Investments may be accepted up to the Maximum Raise Amount up until the Offering Deadline.

EXHIBIT E

Video Transcript

BEGINNING

[Text Overlay: Marketing is changing. Are you staying active?]

Ryan
"We started making podcasts because we like listening to podcasts."

Tyler
"Yeah, started as fans."

Ryan
"We both had a background in video production."

Tyler
"We met at a book publishing company, producing video content and e-learning courses for some better-known authors in the wellness industry."

Ryan
"And we found this little gap in Wellness, where we felt there were no podcasts, or at least not great ones, so we decided to utilize our production skills to start making podcasts as a small team of two... or at least try it out."

Tyler
"It became our full-time job."

Ryan
"And though we're not focused on just Wellness anymore, one show led to another and one contact led to another amazing contact and soon enough we had built a podcast network."

MIDDLE

[Text Overlay: Straw Hut]

Ryan
"I'm Ryan."

Tyler
"And I'm Tyler."

Ryan
"And we are the founders of Straw Hut Media, a Podcast Network based in Los Angeles."

Tyler
"It's been two years since our first episode dropped."

Ryan
"And within those two years we've created over 25 original shows and over 10 million downloads."

Tyler
"We've got several new shows in development right now and we need to grow our team."

Ryan
"As a Network we want to make podcasting as easy and fun as possible for the hosts and the clients."

Tyler
"We consider ourselves a turnkey facility."

Ryan
"Basically, once you start working with us everything is taken care of from branding, music, recording and engineering, editing, mixing, hosting and distribution."

[Text overlay: branding, music, recording and engineering, editing, mixing, hosting, distribution.]

Tyler
"On top of that, we believe, one thing that sets us apart from a lot of other networks and studios is that we provide a BUNCH of weekly assets for the hosts and the guests to share, which are invaluable to help grow every show."

Ryan
"Since our podcasts are either reliant on ad revenue or client acquisition, a huge aspect of what we do involves outreach and sales."

Tyler
"While our current sales team has gotten us to where we are now, we need to expand."

Ryan
"For example, we have a new show we plan to put into production in April and as of right now we don't have the team to sell its inventory in a timely manner."

Tyler
"Ideally, we get a quarter of this inventory sold prior to production, but because our team is so focused on selling our current shows, we don't have the time to dedicate to upcoming productions."

Ryan
"That's why we started this campaign."

END

Tyler
"We believe in ourselves and our ability to make great content."

Ryan
"We've got some amazing incentives for those of you who want to contribute to the campaign."

[Text Overlay:

15% off CPM for Advertising in Shows. Guaranteed 30k impressions each spot!

25% off CPM for Advertising in shows

No startup fee for starting a weekly podcast (value of $4,450)*

Half off a weekly audio podcast for you or your brand (value of $2,250/month)*

Half off a weekly video and audio podcast for you or your brand (value of $3,750/month)*

Each tier is inclusive of its predecessor.]

Tyler
"Everything from discounted advertising within our shows, to discounts for those of you that want to start a new audio or video podcast."

Ryan
"We're so excited to get this going and expand the network with your help!"

Tyler
"To get involved, check out our crowdfunding campaign on the MicroVentures platform."

[Text Overlay: Straw Hut A Media Company]

EXHIBIT F

Webinar Transcript

Brett Andrews:	Hey everybody. This is Brett Andrews with MicroVentures. Thank you all for tuning into this webinar today. Today, we're going to be hearing from Straw Hut Media, a podcast creation and distribution platform. We're joined today by their co-founder and CEO, Ryan Tillotson. Ryan co-founded Straw Hut in 2017 and is currently responsible for its strategic direction and expansion as the CEO. Prior to Straw Hut, he was a video producer and creative director at his own media company. Before then, he was a producer at Love & Death Productions, video project manager at Hay House, and media supervisor at Port Brewing and The Lost Abbey. Ryan holds a bachelor's in film and video production from the California State University at Long Beach. We are also joined by their co-founder and COO Tyler Nielsen. Tyler co-founded Straw Hut alongside Ryan, and currently serves as the company's COO. Prior to Straw Hut, Nielsen was a digital-media coordinator at Hay House, and an assistant editor at HYPE-MEDIA. He attended the University of California San Diego Extension school, and studied film, cinema, and video studies. How are you guys doing today?
Tyler Nielsen:	Good.
Ryan Tillotson:	Good, thanks. How you doing?
Ryan Tillotson:	Thanks for having us.
Brett Andrews:	Yeah, doing really well. Thanks for joining us as well. So, really excited to hear some more about the company and have a little discussion today. So for folks who are tuning in, just to lay out the format, Ryan and Tyler are going to spend about 10 or 15 minutes going through their pitch deck presentation. Just to give you guys a little bit more background on the business and share more on the Straw Hut story. Hopefully you can see that, the Straw Hut Media Podcast Network intro slide on your screen. So, they're going to go ahead and do that. And then when they're done, they're going to kick it back to me and we're going to have a little Q&A. And be sure to stick around till the end because we'll point you guys to some other places you can find more information on the business, as well as where you can participate as an investor. So, with that, Ryan, Tyler, I'll let you guys take it away and introduce everyone to Straw Hut Media.
Ryan Tillotson:	Honestly, it sounds like you should host a podcast.
Ryan Tillotson:	It just sounds like you're ready and prepared. What a great introduction.
Tyler Nielsen:	Yeah, just as good, if not better than a lot of the hosts we've had to train.
Brett Andrews:	I think I'm late to the game at this point, but...
Ryan Tillotson:	Yeah, you let us know when you're ready for your podcast.
Brett Andrews:	Definitely, will do.

Ryan Tillotson:	Okay. I guess I'm just going to jump right in here. Like I said, or like he said, my name is Ryan. Tyler and I founded Straw Hut, I think at the end of 2017. Put it together on our own. We've never had any investment or funding, and we've just been going as fast as we can. And things are moving faster and faster. Let's start with basically who we are and what we do. Let me move that slide here. Okay. We are a podcast network, and what that means is that we produce just a crap-ton of podcasts and distribute them and create all the marketing and materials you need behind them to get your show out there and to grow your personal brand, whatever that may be.
	As of right now, we are producing 35 shows. Some of them weekly, some of them are on hiatus right now. But on average, that's about how many we're producing at a time. With us at the helm, and then our team behind us supporting us every step of the way. In terms of production, it can really vary. Because of COVID, we've been able to really figure out how to make this all work very virtually by sending gear to guests and to hosts all over the country, and managing shows from all over the place. Tyler, please feel free to jump in whenever you can.
Tyler Nielsen:	Yeah. I don't know, I would just be echoing you there. That yeah, I guess originally when we first started it, we hadn't run into COVID yet. But once that hit, we were able to adapt to a more virtual existence, I guess, and found different ways to ship hosts the necessary equipment, set it up in their homes and then also try to get as many guests as possible some nice mics, so that they sound like they're maybe in the studio, and we don't even reference the fact that they're not there. To just try not to distract from the show itself.
	But yeah, I mean, I think right before we did this, we had to look up how many shows we had, because it seems like we're adding a new one every month, at least, or maybe more often than that at times. And we're getting a little bit ahead of ourselves, so we need some funding back there to grow these shows to where they deserve to be. We built them from the very beginning, from scratch, from no existence, to having fan bases, and audiences, and people relying on more episodes. So to keep that going, we need to make sure everything keeps running smoothly.
Ryan Tillotson:	Yeah. I'd love to walk people through the process if you start a show with us, essentially.
Tyler Nielsen:	Yeah. Why don't you, I guess, maybe just walk them through how Next City works?
Ryan Tillotson:	Sure. Yeah, yeah, yeah. So we have two revenue streams for the company. One of them is that we are constantly reaching out to different brands that would potentially benefit from having a podcast. Because in my mind, having a podcast is a source of credibility within your industry and your field. And it's just another marketing tool for brands. And so we reach out, and we work with a lot of brands to have a podcast, because having that tool is invaluable.

And so that is one source, is that these brands pay us to basically produce a weekly show for them, white-labeled or not, and we do a lot of them. The other source is that we've created a lot of our own original shows. And we grow those to a place where we can monetize them and find sponsors, and basically the ads pay for the show. So, if you're a brand and you want to have a podcast, I basically... I'll walk you through the process of what that's like. So that people can get an understanding of what to expect for producing a show for your company or brand, or even just yourself, if you want to make like a movie-review show.

So typically, say the first month is dedicated to having our team create branding, create the show imaging. Which is everything from the music, the original music that will come with every show, bumpers for intros or breaks, all that fun stuff. All that material that basically will be able to be repurposed and reused throughout the whole life of your show. And, also within that first month is, we start reaching out to guests. And that's a huge part of what we do as a production service for you, is we have a team of people that are very good at finding guests for shows.

So ideally you have a list of ideal guests or people, and we attack. And we attack people within that same realm, and we bring them, and get them interested, and bring them on your show. And we book them, so that also happens within this first month, and we start recording. And then when the month comes to an end, we basically will come out with a big boom. We will have all the branding; we'll have a landing page set up for you. We will launch with a promo and a first episode and have a big marketing campaign behind it. So, there is notice and there is a big boom there. And then following that, episodes will come weekly. And with every weekly episode, we provide a bunch of marketing assets for all kinds of social platforms. Whatever you utilize, or wherever you feel like your company, your brand would benefit the most for. And that could be anything from LinkedIn, to Instagram, to Facebook, to Google Display ads, anything like that.

And then in terms of how we can help as a network, because we do have a bunch of shows. We'll create promos for your show and start placing that in other shows that we produce that get certain amount of downloads, and that fit similar demographics, or demographics that we can pull from. So, we can try to connect the audiences. That's basically how we do. And often these contracts that we sign for brands, they're anywhere from six months to a year. As of now, I think they all pretty much renew, because they're finding benefit in what we're doing. Anything I leave out, Tyler?

Tyler Nielsen: No. Yeah, just the amazing amount of content that you get per episode of a podcast. You can reuse, say you have an hour-long episode, you can use as many clips from that as you want, that can become more topical as the year goes on. Or bring it back to an interview where you discussed a matter that maybe was going to come up in the future, and it does. So, it's evergreen material throughout that point.

Ryan Tillotson:	And it's-
Ryan Tillotson:	I was just going to say, and it is huge. Because all of these episodes, they do get transcribed. And that is really valuable SEO content that can go on your website. We try to work really closely with the marketing teams of the brands that we work with, because they know what they need for their brand. And so we're able to create the social assets that they need, and also make sure that they have that transcription. Make sure that on their website, that they're able to put that transcription on there so they can get that SEO value also, yeah.
Tyler Nielsen:	Yeah, and this is just the business-to-business model that we're discussing now.
Ryan Tillotson:	Right.
Tyler Nielsen:	Like a subscription-based process of having a branded show with us. The other model is a more influencer, celebrity-type platform that most people are probably more used to hearing online, which is ad-revenue based. So it's very dependent on listenership, how many downloads the show gets per 30 days, per episode. And then from there, there's a calculation called the CPM that you're able to create a price for which an ad is sold within the show. And that's how you generate revenue. Typically, before signing a contract with one of those hosts, you go over what the pay structure will be. Sometimes it's 50/50, sometimes it's 70/30, but it's always split rev. And then that's discussed beforehand. And that's a really fun aspect of it, working with some of these big brands and figuring out what shows they'll fit in, and what audiences will maybe provide them some conversion rates. And it becomes a mutual relationship. So yeah, that's just, that's the other side of it.
Ryan Tillotson:	Yeah. And I mean that side... Both sides, actually, is a huge part of why we want to... That's why we're looking for investment. We really are looking to build a bigger sales team, because we have a lot of shows that are getting a lot of downloads. And every once in a while, we're still finding some empty inventory in shows. Like we're going to release one of our shows, Brandi Glanville: Unfiltered, tomorrow. It drops at midnight. And there is an empty spot for an ad in there right now, and that spot is worth about $1,200. So there could be a brand out there that can fill it. It would be great. But we just don't have enough sales team.
Ryan Tillotson:	Yeah. So yeah, it's really, that's the thing. Is that I don't want to have empty inventory, I want to be able to fill all of our shows that are monetizable. And I don't know if this was said yet, but to basically be a monetized show, you need to be getting over 10,000 downloads per episode in a 30-day period. And that's our goal for every show we do. Every show we do, is to get all episodes to that place. And we have a lot of our original content that is there, and that's where you can start making advertise money. But anyway, I don't want any more inventory.

Tyler Nielsen:	And there are also processes for those shows that are turning that corner. That say you're getting 5,000 an episode, or we have reached this null point with a couple of shows that we know that there is a way to grow that show. But it takes a little bit more money and care to put into it, to get it to that point, which is totally worth it. We're just, with budgeting and everything, you can't always fully go for it like we'd like to. And that has to do with online campaigns, and Google Ads, and things like that, that we would like to put more money into and up that budget. But we're not quite there yet.
Ryan Tillotson:	Yeah. Okay. Here's a couple of our shows, some of our big shows. PRIDE, for example, we have a platform for PRIDE of about, I think two, maybe three million. So whenever an episode of that show drops, we can get that many eyeballs on it, eyeballs or ears. On the podcast platform itself, it's slightly lower. But because we have access to all the different social apps, whether it's, I think it's Facebook, Snapchat, and three different, really huge Instagram profiles, PRIDE can get to a lot of people. And especially right now, this month, Pride Month, that whole platform is blowing up. And we've been on hiatus for a few months with that show, but we are coming back this month. So what a perfect month to come back for Pride Month.
Tyler Nielsen:	Oh yeah-
Ryan Tillotson:	Oh, sorry.
Brett Andrews:	Can you just share a bit for the audience, what is that show? I mean, I think they get the theme, but can just... Is it one single host? What is that show, like what is... Is it aa interview style? What's the typical content there?
Ryan Tillotson:	Yeah. Yeah, sure. For PRIDE specifically, it's hosted by Levi Chambers, become a very close friend of ours. That's him there in the photo wearing his COVID mask and his PRIDE sweater. Basically the way we structure that show is it's about a topic. We did a whole six-part series on the queer history of the United States of America, which is probably my favorite thing we've done on that show. And that focused on basically from colonization, or pre-colonization, to present, and so it covers a lot. And to give you an idea, it's multiple interviews weaved together. A script is written, we have a bunch of really talented writers that work with us. And it's basically each episode is about 45 to 50 minutes of... It's almost like a documentary. And you're hearing from experts, you're hearing for people that are going through stories that relate to said topic, and Levi is there to guide you through the whole process.
Brett Andrews:	Got it. So it's narrative-based, but like you said, documentary style.
Ryan Tillotson:	Yeah.
Brett Andrews:	There's a story behind it, but then you're weaving in real interviews and factual information, obviously.

Tyler Nielsen:	Yeah, rather than just sitting down with one person for an hour, it's one of those interviews is cut into like eight different parts, and different interviews as well, just to tell the story. And then narration added and the script written around the subject.
Ryan Tillotson:	Yeah. It's a lot of work. We just, I think just a few weeks ago, launched another show that's very similar called Conversations With Friends and Strangers! We have a partnership with Hulu, and so we are doing a couple companion podcasts for their shows as they come out. We did one for Only Murders in the Building, a companion podcast for that. And that is with a bunch of the cast, a bunch of the crew and creators. And we do an episode of the podcast for each episode of the show, the day after it's released. And that's a very similar process. In Only Murders, we're talking about just that one episode, and we're trying to solve the crime before it's revealed in the show.
	But like I was saying, for Conversations With Friends, that one in particular, I think we did 35 interviews. We put out eight, I think it's eight episodes of how many went out. And it's basically for that show, we looked at the episode, we found a theme in each episode, and we created a podcast around that with real stories. We also went behind the scenes. We met a lot of the writers and the creators of that, and the producers of that show, but we also stuck to this theme. And so we each episode is like real-life stories that are very similar to the ones that we see in the show. And I'm really proud of that show, and I think it's really great. But it's a lot of work, it's a lot of work.
Brett Andrews:	Yeah.
Ryan Tillotson:	I'm not going to go through all of these, but I -
Brett Andrews:	Yeah, yeah. I was going to say, we can get into some Q&A whenever you guys want. But I know you've got a few more slides if you want to cover them.
Ryan Tillotson:	Let me just look real quick at what else we got here. Okay, yeah, I can go through this quickly, actually. I just wanted to say Commune is one of our first branded shows that we produced, we still work with them a lot. They're one of our favorite, they're one of our great friends, and it's a really great show. And we've been able to grow that show, I think from pretty much zero, to I think they're getting about 30,000 downloads per episode. They have such great guests. Anyway, really great show in the wellness space. Highly recommend you go listen to it. Okay. That's all I really wanted to say about Commune.
	But let's keep moving forward here. Like I mentioned before, a huge part of growing shows, and a huge part of what we do for brands or shows that we work with is creating content to share. And for every episode, every episode for every week. So sometimes shows like Commune, for example, they produce typically two episodes a week. So for every episode, we create pieces of content. Typically video that can get shared, and can go to the guest, and get

shared. Because that is so valuable to growing your show, getting that out there. Let's see. Well, this is just some great stats about market size, so I don't really know what I need to say about that. I think yeah, if you want to go into Q&A, I think that might be a good place to be.

Tyler Nielsen: Yeah, I think we're ready.

Brett Andrews: Yeah, sure. No, I appreciate it. I've got a couple of questions, and I wanted to get some take from you guys.

Ryan Tillotson: Cool.

Brett Andrews: And some of it's based on what you guys said. I guess first, I just wanted to actually back up a little bit. I'm always interested in the origin story of all startup companies. But particularly as a podcast fanatic, I would love to just get a little bit more background. I obviously gave yours and Tyler's intros at the beginning. And I notice that you guys both worked at Hay House. Is that where you guys initially met?

Tyler Nielsen: Yep.

Ryan Tillotson: Yeah. Yeah.

Brett Andrews: And I guess, what led to the leap to get into this space, or had you guys at your previous roles -

Tyler Nielsen: I think Ryan and I were working in the same marketing department for that company. And I think we had some somewhat new, innovative ideas that we wanted to push that company in that direction. I mean, they had a radio station, and they weren't really even implementing the podcast space with it.

Tyler Nielsen: Which we just thought was silly, and we would bring it up often, and they just kept shooting us down. And then it got to a point where we were doing some outside video projects together, and Ryan was going to take the leap and move to LA, which he ended up doing. And by then... a couple clients outside of work, separate from what we were doing. And we just thought, "Where we are right now, or where I am at this company, they're not taking my ideas seriously or wanting to move in a new direction. So let's just do it ourselves." So Ryan and I, yeah.

Ryan Tillotson: Yeah, it was a really interesting process at first. Because I'm in LA, Tyler is still at Hay House, and we're like, we started the company. And it's like, "Okay, how are we going to do this?" And then once-

Brett Andrews: How did you make this work?

Ryan Tillotson: Yeah, yeah, yeah.

Tyler Nielsen:	Yeah.
Ryan Tillotson:	And it's like, so for a while, Tyler wasn't taking a salary from the company, and I think we had like one client. And then I think when the second one kicked on, then it's like, "Okay, dude, I think I need you to quit. I'm having a hard time being everywhere right now." And so then it's like, "Okay, we're all in. Here we go, whoo."
Tyler Nielsen:	Yeah, yeah.
Brett Andrews:	You guys have built a great business so far. And I wanted to touch also a bit on just the podcast ecosystem as a whole. You talked a bunch about where you guys fit in from a production standpoint. Maybe if we start from the streaming platforms, so the Apples, the Spotifys, and then you've obviously got the content creators. And then is there a distribution layer in between someone who creates a podcast and those platforms, is it completely direct? Does it depend? And then is production always outsourced to a group like yours? Or is that something that some of these podcasters do on their own? I guess just curious how the whole ecosystem looks.
Ryan Tillotson:	Yeah.
Tyler Nielsen:	Yeah. I mean to answer the last question really quick. There are some people maybe with some means of their own, or financially that can create their own show with one producer, someone doing distribution, someone doing ad sales. But that's a lot of money and that's a lot of time to do it personally within, on your own. So it's certainly possible, obviously we've all heard of Joe Rogan, and certain people like that. Who he took it upon himself to create his own team within, but it was at a time when it wasn't super expensive to do that. And his show obviously blew up and made it affordable.
Brett Andrews:	Yeah. Well he's got to be at the 0.001% in terms of audience size.
Tyler Nielsen:	We didn't all start in 2007, you know?
Ryan Tillotson:	Right, yeah. And there are people that still reach out to us now, because they have basically done a similar thing. Where like, "I started this show on my own four years ago, and it's just beginning to... It's getting too much for me. And it's like it's hard for me to continue producing content on my own, schedule on my own, edit on my own, create the social assets on my own."
Tyler Nielsen:	Yeah. They're not taking advantage of the potential perks that come with podcasting. They're missing out on a lot of different aspects of it that are really important for growing your show and your business.
Ryan Tillotson:	Yeah. But in terms of the other thing, yes, there is a hosting layer that is involved in podcasting. And I think we've heard of a lot of these companies. I

mean like Anchor, Libsyn, these are the really popular ones. And I think that a lot of them are free if you're getting less than a certain amount of downloads, I'm not exactly sure what that number is. But basically, a hosting platform is a platform that creates an RSS feed. And that's where you upload your MP3, your audio, your episode to. And it just adds it to this already existing RSS feed. And that RSS feed is shared to all the other platforms, the distribution platforms like Apple, like Spotify, like Stitcher, like iHeart, all those other ones.

And so we have a partnership with a fairly new company called Sounder. When we started, we were with a company called Megaphone that has recently got bought by Spotify. We like the opportunity working with Sounder because they are growing at a really rapid pace. And they're listening to our input for things that we want to change within the platform, and that's really exciting to me. They reached out to us a long time ago to work with them. And they didn't have digital-ad placement yet in shows, which is such a huge part of what we do, is that we have digital ads. So when we get to the end of a campaign, say we reached 20,000 downloads, which is what we promised the sponsor. We can pull that ad and put a new one in.

And I didn't want to work with Sounder until that was really possible, because that's how we have all of our shows set up. Because it allows us to continue monetizing shows throughout their existence, because people constantly find old shows and want to listen to them. Or if you find a show, a new episode, and then you're like, "Oh my God, that was so good. Let me just go back and listen to all the older ones." We can put new advertisements in those old episodes. And so anyway, Sounder has been really great, and they're our distribution platform.

Brett Andrews: Got it. And then, yeah, one of the things you guys were touching on about the value. So, actually pulling apart the ad-based sort of influencer side and then the B2B, I can see the value add on both. So right on the B2B side, I'm sure you're talking to these organizations. And they don't want to hire an in-house W2 employee, who's going to be responsible for providing production work, and all the other things going into producing the podcast. So outsourcing that to a group like you guys, in order to do it for however long they want to, makes a ton of sense. Is that sort of right?

Tyler Nielsen: Yeah. I mean, that's what we're going for, avoiding for them when they have a conversation with us. We tell these companies, "We need two hours a week from you. That's it."

Brett Andrews: Yep.

Ryan Tillotson: I think bigger than that, is that that one person that they would hire can't do all the things.

Brett Andrews: Or four, yeah, or five people.

Ryan Tillotson:	Exactly.
Brett Andrews:	But still, it's like you have people that were paying a full-time employee. I mean, you guys are able to leverage your costs, right?
Ryan Tillotson:	Exactly, yeah.
Tyler Nielsen:	Yeah. I mean, they're already underwater in the first month of that team existing, you know?
Ryan Tillotson:	Yeah, exactly. Yeah, exactly.
Tyler Nielsen:	And maybe for the next two years.
Brett Andrews:	And then on the ad side, I do have a couple questions about ads, which I'll ask in a second. But on the ad side, that's another situation. I think you guys were talking about this. Where the more podcasts that you guys have, you can leverage your expense for whether it's a sales team, or however you are bringing in these advertisers. So that the cost to acquire one of those advertisers is cheaper for each additional client that you guys have. Right? I would imagine.
Ryan Tillotson:	I'm not sure I'm following exactly. Is that -
Brett Andrews:	Well, I guess let me ask the question in a different way.
Ryan Tillotson:	Okay.
Brett Andrews:	Because this was the question I was going to ask. Is let's say I'm an advertiser for some product, and maybe you can talk about how it works today versus how it may work at a little bit larger scale. But when you guys have a conversation with some sort of brand and they want to advertise. Do they look to buy a placement for one specific podcast? Or do they say, "We want X number of impressions. So we're going to buy slots for it doesn't matter to us whether this is five different branded podcasts, or as long as we're getting a certain amount of impressions, we're happy with that"? Or is it more specific than that?
Tyler Nielsen:	Typically, they want one show.
Brett Andrews:	Okay.
Tyler Nielsen:	But we do offer, obviously, to combine them. There's a whole 'nother reason to be wanting to build our own sales team. And that is a lot of these third-party companies that are selling ads don't really want to be too creative with it. Like some of these hosts have a million followers on Instagram, and we can combine that into the impressions that they're getting if they post that same clip of them on their show, talking about their product. If they post that on their Instagram,

then that's getting out there, too. But some of these shows are like, "No, we're only doing audio. We're only doing within the show." And it's like, "Why?" This person has a YouTube channel that a million people are watching, but you're only selling impressions based on just the RSS feed, just the audio feed.

Let's be a little bit creative about this. Let's build a package around visual aspects of it. Like we could put up graphics of your product. We can do product placement if it's within the video. We can do a whole separate video of that host talking about your product. And how, "Hey, you've probably heard me talk about this on the podcast. This is the product that I love to use, blah, blah, blah." Things like that. And so, this is a big thing that I think these third-party... And it's not that they don't understand, it's just they've just built a simple system for them to generate revenue that's only based on the old-school way of selling ads. But this is a constantly-progressing industry that I think it's really important to have a creative sales team. And that's something that we would be really strong-minded about having when having an in-house sales team, you know?

Ryan Tillotson:	Yeah.
Brett Andrews:	Yeah.
Ryan Tillotson:	Absolutely.
Brett Andrews:	Was there something you wanted to add there, Ryan? I couldn't tell.
Ryan Tillotson:	No, I think he covered it all exactly. That's exactly right. That's the whole reason we want to have our sales team. Is because we want to be able to, yes, people reach out to us primarily for a single show. That's typically it. But to be able to sell it as a network, that's another option that we just don't see that often. And every once in a while we get those buys. But more importantly is that we have access to, as part of most of our contracts, actually I think all of our contracts with all of our hosts. We have access to social media, and that's just such a huge... So if they have a YouTube, we have access to their YouTube. If they have Instagram, Facebook, Twitter, we have access to those platforms. And to be able to put the product out there, and package it in a way where we're creating assets for all this stuff. And that's why we need to grow a sales team.
Brett Andrews:	Sure. And I want to wrap up with the use of funds, but I just got a couple more quick questions and then I can let you guys go. Well, so just real quick as a follow-up on that last one. Is most of the reason that these brands want a specific show is because they're targeting the demographic of that show's followers? Is that really what it is?
Tyler Nielsen:	Yeah.
Ryan Tillotson:	Yeah, yeah.

Brett Andrews:	Yeah, got it. Got it. I did have a question. Just as it sits today, what is the current split in your revenue between ads and subscriptions, percentage-wise? Do you know?
Ryan Tillotson:	I think right now we're doing more for branded content, I think. I want to say it's probably at this point 60/40 favoring the branded content right now. Yeah.
Tyler Nielsen:	Yeah.
Brett Andrews:	Branded content would be... Sorry, go ahead.
Ryan Tillotson:	Production services.
Tyler Nielsen:	They're business-to-business. Yeah, production service, so the business-to-business ones. And those really, that sustainable aspect of knowing what we're getting monthly from them paying us to produce a show, is what we can use to keep the other ones afloat that we're growing still on the influencer side, if that makes any sense.
Brett Andrews:	Yeah, it certainly does.
Brett Andrews:	And this will transition us into that use-of-funds question, as I know a big chunk of it is certainly the sales team. But so because that sales team, I guess they could sell on the B2B side, too, but as you guys look to grow this business, do you see that percentage fluctuating further in the same direction, or vice versa?
Ryan Tillotson:	I absolutely do. We have had to turn down a lot of different influencers, and people, different shows just because we can't tackle bringing on new original shows. Because we don't have the sales team to make sure that that inventory is sold. So I do foresee that side taking off and actually overpowering the production on the branded side. I see that happening for sure. We just need to make sure we have the support.
Tyler Nielsen:	Yeah, that's the goal. I mean yeah, we had to take the time to focus on these B2B ones. Like I said, just to create a consistent revenue flow, just to be able to plan from there. It's something that, let's face it, the funner ones are the podcasts with celebrity hosts and the comic ones.
Tyler Nielsen:	And it's a lot more fun than talking about climate change every day, and that. But it's necessary, and it's a whole different part of the business. It's not the flashy side, but it's what keeps us going, and we're able to plan from there.
Ryan Tillotson:	Yeah.
Brett Andrews:	Sure. Well, then just to end on this. Obviously the reason that we're doing this webinar in the first place is to further educate potential investors on the business. So in terms of those use of funds, we've talked quite a bit about the

sales team. But if you want to elaborate a little bit further on maybe what that head count might look like if we were to get to the max raise. And then any other places in specific, outside of general working capital, that you guys feel like capital will add value to the business.

Tyler Nielsen: Well, yeah. I mean, there's also talent acquisition as far as hosts go. Like there's-

Ryan Tillotson: Which is something I want to jump into right after this.

Tyler Nielsen: Yeah, because we have had to turn down a couple shows just for the time being, because we're just not there yet. Sometimes there's a celebrity, an actor, or a musician who's super famous. Like we have three of them right now who want to work with us, but we know the overhead to sign them is going to cost us a lot of money just to bring them on board. We'll make that money back based on their name, we know for a fact, within like two months or even a month of production of their show. It's just such a big overhead that we haven't been able to take that risk and move forward with it because of the lack of capital.

We're not going to name names or anything in this, because it goes into things that are aren't in existence. But these things, in our world, we have these conversations. And we have floated back and forth, soft agreements of us shooting a pilot and showing what we can do with it. Like a pilot episode for a show, just to give us the chance to show who we can bring on, what sponsors we can bring on board for this, and what we can make back potentially, and how quick.

Brett Andrews: Sure. Ryan, do you want to share a bit on what all does go into trying to sign one of those big acts?

Ryan Tillotson: Oh, I mean yeah, we're in talks with two people right now. And it's just relationships that we've had and developed over the time of producing all the content that we produce. And honestly, they're very excited. And it's just typically these people make a lot of money for doing a show, or a television pilot, or a movie, and we know. And they love our concept for the show that we've pitched them. But yeah, it's the funds that we want to make sure that we give them upfront. And that we just, at this point, don't have.

Tyler Nielsen: I was just going to say, yeah, just really, really gracious people over there at Reddit. Their marketing team taking the time out to explain to us how this could work, and how excited they are after looking into some of our shows and seeing which ones would fit. It's just been a nice process of whatever philosophy they got on running that business over there is right. They take the time, and they talk to the smaller people, and they saw an opportunity to build something together. So it was a really cool experience to be able to bond with them and keep that conversation going.

Brett Andrews:	Just curious, how did you get in contact with them? Was that you guys just doing a cold reach-out, or did they contact you?
Ryan Tillotson:	No, yeah, we reached out. One of our producers, Frank pitched an idea for one for a particular subreddit. And then we found a name, which was one of the names that we're actually still talking to, which we can't say here right now. And got that name really excited about the project as well. And then we just did a cold email reach to Reddit. It turns out that that particular subreddit has an option on it already, and the rights for that particular subreddit are a little complicated. So we aren't able to work with that particular subreddit, but it started the conversation with a bunch of others.
Tyler Nielsen:	Yeah.
Brett Andrews:	That's awesome.
Tyler Nielsen:	So we will be moving forward with like a PRIDE or LGBTQ-type one that coincides with that show, and then a couple others. So we're excited.
Ryan Tillotson:	Yeah.
Brett Andrews:	Very cool. Well, that's an exciting place to wrap up here. Real quick before I pass it back to you guys for any sort of closing thoughts, or any other places that you want to point people towards. I just want to thank folks for listening in today. Really appreciate you guys taking some time. If you do want to find some more information on the Straw Hut Media investment opportunity, I'd encourage you to go check out the campaign page. The direct URL for that is invest.microventures.com/offerings/straw-hut-media. A less wordy way of doing it is just go to microventures.com, click on the Invest tab at the top. And then you can scroll down and find the tombstone where the company name is listed.
	On that page, we've got a whole host of information that we put together in conjunction with Tyler and Ryan. It's got background on just the overview of the business. It's got the pitch deck that we went through today, in case you want to go through that on your own time. More background on the shows, more detailed use of proceeds. We talked about a lot of it today, but you can actually see it broken down to the percentages listed there. A little bit more on the business model, if you want to get into that. And then of course the terms of the investment are also listed there. So would love for you to go take a look at that. And then there's also a discussion form at the bottom. So if you have any other questions that you didn't feel like we got to today, feel free to log in and ask away there. They've been doing a good job of responding, and so it's a good place for all investors to be able to see any questions that might have been asked already.

And then of course, if you'd like to invest, we'd love to have you participate in this. There's a bright orange Invest button at the top right of the page. If you've got an account with us already, you likely know how this works. If not, you can click there, it'll prompt you to sign up. It's free to do so, I'll just need a little bit of information on you as a potential investor. And then once you're signed up with us, you can move forward to participating at whichever level that you'd like. And I think we've talked a lot about it today, but these guys are doing some really cool things. And it sounds like there's even more on the near-term that we could be getting some very exciting announcements here soon. I guess last thing I would just add before I pass it over to these guys, is it sounds like these shows that they've produced already are available. Are they available on Spotify and Apple? Is that where you can find most of these?

Tyler Nielsen: Yeah.

Ryan Tillotson: Yeah, all of them. Yeah, yeah.

Brett Andrews: Yeah, yeah. So I would say if you're interested, as they mentioned, they've done over 30. So there's plenty of material out there to go see what kind of quality work these guys are doing. So if you want to check that out, I think that that would be a good place to start. Guys, any other parting thoughts, or any other places you'd like to point people towards?

Ryan Tillotson: Yeah, no, thanks for the kind words. Also, we set up to get you to that MicroVenture page, invest.strawhutmedia.com. So that'll take you right there, too.

Brett Andrews: Oh, nice. That's great.

Ryan Tillotson: Yeah, yeah. And I think whether you have a brand and you want a podcast, we'd love to talk to you either way.

Tyler Nielsen: Yep.

Brett Andrews: Yeah. Sorry, go ahead, Tyler.

Tyler Nielsen: I was just agreeing. We would like to talk to you.

Brett Andrews: Yeah, yeah. So yeah, feel free to reach out to these guys if you're interested in doing that. Sounds like I might be doing that soon, so I'll be sure to keep that in mind.

Ryan Tillotson: Cool, awesome. Well, thank you.

Tyler Nielsen: Thanks.

Brett Andrews: I really appreciate it, guys. Thanks for taking some time today.

Brett Andrews:	It was great to hear more about the story, and congrats on all the progress.
Tyler Nielsen:	Thank you.
Ryan Tillotson:	Thank you.
Tyler Nielsen:	Talk soon.
Brett Andrews:	All right, talk soon.
Ryan Tillotson:	See you.